As filed with the Securities and Exchange Commission on December 2, 2005.
Registration No. 333-

United States Securities And Exchange Commission
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
FRONTIER FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Washington	6022	91-1661954
(State or other jurisdiction of incorporation	(Primary Standard Industrial Classification	(I.R.S. Employer Identification No.)
or organization)	Code Number)
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, Washington 98203
(425) 514-0700
(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive office)

Glen P. Garrison, Esq.
Thomas A. Sterken, Esq.
Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, Washington 98201-3052
(206) 623-1900
(Name and address, including ZIP code, and telephone number, including area code, of agent for service)

with a copy to:
Stephen M. Klein, Esq.
Graham & Dunn P.C.
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128
(206) 340-9648

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed proxy statement/prospectus.
          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being	Amount to be	Proposed Maximum Offering Price Per	Proposed Maximum Aggregate Offering	Amount of
Registered	Registered(1)	Share(2)	Price(2)	Registration Fee(2)
Common Stock, no par value	1,662,242	$17.28	$16,376,031	$1,752.24

(1)	Represents the maximum number of shares of common stock, no par value, estimated to be issuable by Frontier Financial Corporation (“Frontier”) upon consummation of the acquisition of NorthStar Financial Corporation (“NorthStar”) by Frontier, including shares to be issued with respect to NorthStar options.

(2)	Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the proposed maximum offering price is computed by multiplying (A) the book value of NorthStar common stock on September 30, 2005 ($17.28) by (B) 947,687 (the maximum number of shares of NorthStar expected to be exchanged for the common stock being registered, including shares to be issued with respect to NorthStar options).
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS
MERGER PROPOSED
YOUR VOTE IS VERY IMPORTANT
Dear Shareholders:
          You are cordially invited to attend a special meeting of shareholders of NorthStar Financial Corporation (“NorthStar”), to be held on January                     , 2006, at 6:00 p.m., at the company’s main office, located at 5602 – 15th Avenue N.W., Seattle, Washington 98107.
          At the special meeting, you will be asked to vote upon a proposal to approve the Agreement and Plan of Mergers dated as of September 12, 2005 (the “merger agreement”), by and among Frontier Financial Corporation (“Frontier”), its wholly owned subsidiary Frontier Bank, and NorthStar and its wholly owned subsidiary NorthStar Bank, under which NorthStar will merge into Frontier, and NorthStar Bank will merge into Frontier Bank.
          Under the terms of the merger agreement, NorthStar shareholders will receive 1.754 shares of Frontier common stock for each of their shares of NorthStar common stock. The implied value of one share of NorthStar common stock on                                         , 2005, was $                     based on the closing price of Frontier common stock on that date. This value will fluctuate prior to completion of the merger. Frontier’s common stock trades on the Nasdaq National Market under the symbol “FTBK.”
          If the merger is completed, NorthStar shareholders will own approximately                     % of the outstanding common stock of Frontier. We cannot complete the merger unless we obtain approval from NorthStar shareholders by the affirmative vote of at least two-thirds of the outstanding shares, in addition to regulatory approvals and certain other conditions described in this proxy statement/prospectus. AS A RESULT, YOUR VOTE IS VERY IMPORTANT. We urge you to complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the special meeting. If you attend the meeting, you may vote in person even if you previously returned your proxy card. If you do not vote or if you abstain from voting, your actions will have the same effect as a vote against the merger agreement.
          No vote of Frontier shareholders is required to complete the merger.
          This proxy statement/prospectus gives you detailed information about the merger and includes a copy of the merger agreement. You should read both carefully. This document is a proxy statement that NorthStar is using to solicit proxies for use at its special meeting of shareholders. It is also a prospectus relating to Frontier’s issuance of its shares of common stock in connection with the merger. Before you make a decision on how to vote on the merger, you should consider the “Risk Factors” beginning on page 15 of this proxy statement/prospectus.
          Your board of directors has approved the merger and believes it is in the best interests of NorthStar and its shareholders.
          The board of directors unanimously recommends that you vote “FOR” the merger proposal.

Sincerely, Ellen M. Sas Chairman of the Board, President and CEO

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Frontier common stock to be issued in the merger or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
          This proxy statement/prospectus is dated                                         , 2005, and was first mailed to shareholders on or about                                         , 2005.

REFERENCES TO ADDITIONAL INFORMATION
          This document incorporates important business and financial information about Frontier from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request.
          You can obtain documents related to Frontier that are incorporated by reference in this document (including any exhibits that are incorporated by reference in such documents) by requesting them in writing or by telephone from:
Frontier Financial Corporation
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, Washington 98203
Attn: Carol E. Wheeler, Chief Financial Officer
(425) 514-0700
          Only limited financial information is required to be provided about NorthStar Financial Corporation in this document under the rules of the Securities & Exchange Commission. Additional financial information about NorthStar Financial Corporation, including copies of financial statements, is available to you without charge upon your written or oral request to:
NorthStar Financial Corporation
5602 — 15th Avenue N.W.
Seattle, Washington 98107
Attn: Eric D. Jensen, Chief Financial Officer
(206) 783-0300
          If you would like to request documents please do so by                                         , 2006, in order to receive them before the special meeting of shareholders.
          See “Where You Can Find More Information” on page 61.

NORTHSTAR FINANCIAL CORPORATION
5602 — 15th Avenue N.W.
Seattle, Washington 98107
(206) 783-0300
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JANUARY _____, 2006
          NOTICE IS HEREBY GIVEN that a special meeting of shareholders of NorthStar Financial Corporation (“NorthStar”) will be held at the company’s main office, located at 5602 - 15th Avenue N.W., Seattle, Washington 98107, on January                     , 2006 at 6:00 p.m., for the following purpose:
1.	MERGER AGREEMENT. To consider and vote upon a proposal to approve the Agreement and Plan of Mergers dated as of September 12, 2005, by and among NorthStar Financial Corporation (“NorthStar”), NorthStar Bank, Frontier Financial Corporation (“Frontier”) and Frontier Bank, a copy of which is attached as Appendix A to the accompanying proxy statement/prospectus, pursuant to which NorthStar will merge into Frontier and NorthStar Bank will merge into Frontier Bank on the terms and subject to the conditions contained in the merger agreement.

2.	OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies if we do not have sufficient votes to approve the merger as of the date of the meeting.
          The proposed merger transaction is discussed more fully in the proxy statement/prospectus attached to this notice. We urge you to read this document and its appendices carefully.
          We have fixed the close of business on December                     , 2005, as the record date for establishing shareholders entitled to notice of, and to vote at, the meeting or any adjournment thereof. We cannot complete the merger unless the holders of two-thirds of the shares of NorthStar common stock outstanding on the record date vote to approve the merger agreement.
          NorthStar shareholders have the right to dissent from the merger and obtain payment of the fair value of their NorthStar shares under Washington law. A copy of the applicable Washington statutory provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and applicable procedures, please see the discussion under the heading “The Merger — Dissenters’ Rights” beginning on page 44 of the attached proxy statement/prospectus.
          THE BOARD OF DIRECTORS OF NORTHSTAR UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

By Order of the Board of Directors, Eric D. Jensen, Secretary

          Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting.

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-ii-

QUESTIONS AND ANSWERS
ABOUT THE MERGER AND SPECIAL MEETING
What is the proposed transaction?
     NorthStar has agreed to merge with Frontier, with Frontier being the surviving corporation. Immediately thereafter, NorthStar Bank will merge with Frontier Bank, with Frontier Bank being the resulting bank.
What will I receive in the merger?
     Under the merger agreement, unless you perfect your statutory dissenters’ rights, you will receive for each of your NorthStar shares 1.754 shares of Frontier common stock. Cash will be paid only for fractional shares.
     The value of the stock you receive will vary depending on the market price of Frontier common stock upon completion of the merger.
When will the merger occur?
     We presently expect to complete the merger in the first quarter of 2006. The merger will occur after approval of the shareholders of NorthStar is obtained and the other conditions to the merger are satisfied or waived. Frontier and NorthStar are working toward completing the merger as quickly as possible.
When should I send in my stock certificates?
     Please DO NOT send in your stock certificates with your proxy card. YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL WHEN SENT REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATES.
What are the tax consequences of the merger to me?
     We expect that for United States federal income tax purposes, the merger will be considered a tax-free reorganization, which means that you will not recognize any taxable gain or loss with respect to the exchange of your shares of NorthStar common stock for Frontier common stock and will have a carry-over basis and holding period from your NorthStar shares. To the extent you receive cash in the merger for fractional shares, you will recognize gain or loss. We urge you to consult your tax advisor to fully understand the tax consequences of the merger to you.
When and where will the special meeting take place?
     NorthStar will hold a special meeting of its shareholders on January ___, 2006, at 6:00 p.m., at the company’s main office at 5602 – 15th Avenue N.W., Seattle, Washington 98107.
How do I vote?
     To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.
Why is my vote important?
     Approval of the merger agreement requires the affirmative vote of at least                                 shares, representing two-thirds of the outstanding shares of NorthStar common stock. Therefore, if you fail to vote, that will have the same effect as voting against approval of the merger agreement.
If my shares are held in “street name” by my broker, will my broker vote my shares for me?
     Yes, but only if you give your broker instructions on how to vote your shares. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as if you voted against the merger.
What happens if I return my proxy but do not indicate how to vote my shares?
     If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the merger agreement.

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Can I change my vote after I have mailed my signed proxy card?
     Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:
•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a new proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.
     If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to NorthStar’s secretary prior to or at the special meeting.
     If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote.
Who may vote at the meeting?
     The board of directors of NorthStar has set December                     , 2005, as the record date for the meeting. If you were the owner of NorthStar common stock at the close of business on December                     , 2005, you may vote at the meeting.
How soon after the merger is completed can I expect to receive my Frontier common stock?
     Frontier will work with its exchange agent to issue shares and pay cash for fractional shares as promptly as practicable following the completion of the merger.
What do I need to do now?
     You should carefully read this proxy statement/prospectus, including the appendices, for important information about the merger, the companies and the special meeting of shareholders. Additional information about Frontier that may be important to you is incorporated by reference into this document from documents separately filed by Frontier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC. You can find those documents online on the SEC website at http://www.sec.gov.
     Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at NorthStar’s special meeting of shareholders.
What if I choose not to read the incorporated documents?
     Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.
What risks should I consider?
     You should review carefully our discussion of “Risk Factors” beginning on page 15. You should also review the factors considered by NorthStar’s board of directors in approving the merger agreement. See “The Merger- Background of the Merger” beginning on page 22 and “The Merger-Reasons of NorthStar for the Merger” beginning on page 24.
Who can help answer my questions?
     You may write or call Eric D. Jensen or Ellen M. Sas at 5602 – 15th Avenue N.W., Seattle, Washington 98107, (206) 783-0300, with any questions about the merger or NorthStar’s special meeting of shareholders.

-iv-

     This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of NorthStar upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.
The date of this proxy statement/prospectus is                                         , 2005.

SUMMARY
This summary, together with the preceding section entitled “Questions and Answers,” highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The Agreement and Plan of Mergers is attached as Appendix A to this proxy statement/prospectus. Each item in the summary refers to the page in this proxy statement/prospectus where that subject is discussed in more detail.
Information About Frontier and NorthStar (see page 49).
Frontier Financial Corporation
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, Washington 98203
(425) 514-0700
Frontier is a bank holding company and financial holding company headquartered in Everett, Washington, that engages in a general banking business primarily through its banking subsidiary, Frontier Bank.
Frontier Bank is a Washington-chartered, commercial bank that engages in a general banking business through 41 locations in western Washington. Frontier Bank provides a variety of financial products and services for both business and individual customers, including deposit, loan, mortgage and investment services designed to meet substantially all of the financial needs of its customers. Deposits of Frontier Bank are insured by the FDIC.
As of September 30, 2005, Frontier had total assets of approximately $2.58 billion, total net loans receivable and loans held for sale of approximately $2.27 billion, total deposits of approximately $2.02 billion and approximately $286 million in shareholders’ equity. Frontier’s common stock trades on the Nasdaq National Market under the symbol “FTBK.”
NorthStar Financial Corporation
5602 — 15th Avenue N.W.
Seattle, Washington 98107
(206) 783-0300
NorthStar is a bank holding company headquartered in Seattle, Washington, that engages in a general banking business primarily through its banking subsidiary, NorthStar Bank.
NorthStar Bank is a Washington-chartered, commercial bank headquartered in Seattle, Washington, that provides banking services to businesses and to individuals through 2 locations north of downtown Seattle in the Ballard and Fremont neighborhoods, and a home loan production office south of Seattle in Puyallup. As of September 30, 2005, NorthStar had total assets of approximately $180.5 million, total loans receivable of approximately $149.8 million, total deposits of approximately $147.2 million and approximately $14.3 million in shareholders’ equity. Deposits of NorthStar Bank are insured by the FDIC.
NorthStar Will Merge into Frontier (see page 20).
The merger agreement provides for the merger of NorthStar into Frontier and the merger of NorthStar Bank into Frontier Bank. In the merger, your shares of NorthStar common stock will be exchanged for shares of Frontier common stock. After the merger, you will no longer own shares of NorthStar, and the separate existence of NorthStar will cease. The directors of Frontier and Frontier Bank before the merger will continue to serve as the directors of Frontier and Frontier Bank.
The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

NorthStar Special Meeting (see page 18).
The special meeting of shareholders of NorthStar will be held at the company’s main office at 5602 – 15th Avenue N.W., Seattle, Washington 98107, on January                     , 2006, at 6:00 p.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and, if necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies if we do not have sufficient votes to approve the merger as of the date of the meeting.
You will be entitled to vote at the NorthStar special meeting if you owned NorthStar common stock at the close of business on December                     , 2005. As of that date there were                                 shares of NorthStar common stock entitled to be voted at the special meeting.
Approval of the Merger Agreement Requires the Affirmative Vote of Two-Thirds of the Outstanding Shares of NorthStar Common Stock (see page 19).
In order to approve the merger agreement, at least two-thirds of the outstanding shares of NorthStar common stock as of the record date must be voted at the special meeting in favor of approval. Frontier shareholders do not have to vote on the transaction.
As of the record date for the meeting, directors and executive officers of NorthStar, and their affiliates, owned approximately                     % (excluding shares issuable upon exercise of outstanding options) of the outstanding shares of NorthStar common stock. The directors, executive officers and principal shareholders of NorthStar have agreed to vote their shares in favor of adoption of the merger agreement.
What NorthStar Shareholders Will Receive in the Merger (see page 20).
NorthStar shareholders will receive 1.754 shares of Frontier common stock for each share of NorthStar common stock upon completion of the merger. We sometimes refer to this 1.754-to-1 ratio as the “exchange ratio.” Frontier will not issue any fractional shares. NorthStar share-holders entitled to a fractional share will instead receive an amount in cash based on the average closing price of Frontier common stock for the 20-trading day period ending on the third day prior to the effective date of the merger.
Example: If you hold 1,050 shares of NorthStar common stock, you will receive 1,841 shares of Frontier common stock and a cash payment instead of the 0.7 of a share that you otherwise would have received (i.e., 1,050 shares x 1.754 = 1,841.7 shares).
Actual values of Frontier common stock received will depend on the market price of Frontier common stock at the time of the merger.
NorthStar’s Reasons for the Merger (see page 24).
In reaching its determination to approve the merger agreement, the NorthStar board of directors consulted with NorthStar’s management and its financial and legal advisors, and considered a number of factors, including:
•	The value of the exchange ratio;

•	The dividends and liquidity available to NorthStar shareholders if they received Frontier stock in exchange for their shares of NorthStar stock;

•	The information presented by Sandler O’Neill & Partners, L.P. to the NorthStar board with respect to the merger and the opinion of Sandler O’Neill, that, as of the date of that opinion, the exchange ratio was fair to the holders of NorthStar common stock from a financial point of view (see “The Merger-Opinion of NorthStar’s Financial Advisor” on page 26);

•	The benefits to NorthStar and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•	The continued rapid consolidation in the financial services industry and competitive effects of the increased consolidation on smaller financial institutions such as NorthStar; and

•	The expected impact of the merger on the constituencies served by NorthStar, including its customers, depositors, employees and communities.
These factors and others are more fully discussed under the heading “The Merger-Reasons of NorthStar for the Merger” beginning on page 24.
Certain Federal Income Tax Consequences (see page 37).
We expect to receive a tax opinion from tax counsel for Frontier opining that the merger to will be treated as a “reorganization” for federal income tax purposes. If the merger is so treated, NorthStar shareholders generally will not recognize any gain or loss on the conversion of shares of NorthStar common stock into shares of Frontier common stock (although the receipt of any cash for fractional shares will be a taxable event). This tax treatment may not apply to some NorthStar shareholders. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.
The NorthStar Board of Directors Unanimously Recommends Shareholder Approval of the Merger (see page 24).
NorthStar’s board of directors believes that the merger is in the best interests of the NorthStar shareholders and has unanimously approved the merger agreement. NorthStar’s board of directors recommends that NorthStar shareholders vote “FOR” approval of the merger agreement.
NorthStar’s Financial Advisor Says the Exchange Ratio is Fair, from a Financial Point of View, to NorthStar Shareholders (see page 26).
Sandler O’Neill & Partners, L.P. has served as financial advisor to NorthStar in connection with the merger and has given an opinion to NorthStar’s board of directors that, as of September 12, 2005 (the date NorthStar’s board of directors voted to approve the merger) and as of the date of this proxy statement/prospectus, the exchange ratio that NorthStar shareholders will receive is fair to NorthStar shareholders from a financial point of view. A copy of the opinion delivered by Sandler O’Neill is attached to this document as Appendix C. NorthStar shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in providing its opinion.
NorthStar’s Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders (see page 36).
In addition to their interests as shareholders, the directors and executive officers of NorthStar each have interests in the merger that are different from your interests, including stock options and certain other compensatory arrangements discussed under the heading “Interests of Certain Persons in the Merger” beginning on page 36 of this proxy statement/prospectus.
NorthStar’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.
As of the record date, the directors, executive officers and principal shareholders of NorthStar owned and are entitled to vote 476,949 shares of NorthStar common stock, which represent approximately 52.93% of the outstanding shares of NorthStar common stock.

The Merger Is Expected to Occur in the First Quarter of 2006 (see page 22).
The merger is expected to occur as soon as practicable after all the conditions to its completion under the merger agreement have been satisfied or waived. Currently, we anticipate that the merger will occur in the first quarter of 2006. However, we cannot assure you when or if the merger will occur.
Completion of the Merger Is Subject to Satisfaction or Waiver of Certain Conditions (see page 39).
Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:
•	Approval of the merger agreement by shareholders holding two-thirds or more of the outstanding shares of NorthStar common stock;

•	Approval of the merger by federal and state regulatory authorities;

•	The absence of any material adverse change in (i) the business, property, assets (including loan portfolios), liabilities, or financial or other condition of NorthStar or Frontier, or (ii) the ability of NorthStar or Frontier to complete the merger; and

•	Receipt by Frontier and NorthStar of legal and tax opinions.
We May Not Complete the Merger Without All Required Regulatory Approvals (see page 42).
The merger must be approved by the Federal Deposit Insurance Corporation (FDIC) and the Washington Department of Financial Institutions, and a waiver obtained from the Federal Reserve pursuant to its regulations. We filed the applications with the FDIC and the Department of Financial Institutions, seeking such approval on November 25, 2005, and will request the Federal Reserve’s waiver upon obtaining FDIC approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.
Termination of the Merger Agreement (see page 45).
Frontier and NorthStar can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either NorthStar or Frontier can decide, without the consent of the other, to abandon the merger in a number of situations, including:
•	The other party breaches a representation, warranty or covenant in the merger agreement, and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing), provided that in the case of a representation or warranty, the breach would have a material adverse effect on the breaching party;

•	There has been a material adverse change in the business, property, liabilities, prospects, or condition (financial or otherwise) of the other party, or in its ability to complete the merger;

•	The merger has not been completed by March 31, 2006; or

•	A regulatory authority denies a necessary approval or issues an order preventing the merger.
Subject to certain conditions, NorthStar’s board of directors may terminate the merger agreement if (i) NorthStar receives an unsolicited acquisition proposal from a third party that the NorthStar board determines in good faith, consistent with its fiduciary duties upon advice of its counsel, to be more favorable to NorthStar and its shareholders than the Frontier transaction, or (ii) its financial advisor, Sandler O’Neill & Partners, L.P., withdraws its fairness opinion.

NorthStar may also terminate the merger agreement if, prior to the effective date of the merger, the average closing price of Frontier common stock during a specified 20-trading day period is less than $22.81 and has underperformed an index of publicly traded financial institutions by more than 10%, unless Frontier agrees to increase the number of shares of Frontier common stock so that the value of the shares to be received is equal to the lesser of $40.00 per share or the value that would have been received had Frontier’s stock underperformed the index by 10%. See “The Merger - Termination of the Merger Agreement-General” beginning on page 45.
NorthStar and Frontier Must Pay a Termination Fee to the Other Party Under Certain Circumstances (see page 46).
Under the merger agreement, NorthStar must pay Frontier a termination fee of $1.0 million if NorthStar terminates the merger agreement in order to accept a superior acquisition proposal. NorthStar would also have to pay the $1.0 million termination fee if either:
•	NorthStar’s board of directors fails to recommend approval of the transaction by its shareholders or Sandler O’Neill withdraws its fairness opinion, the merger agreement is terminated and NorthStar enters into an acquisition agreement with a third party on or before March 31, 2006.

•	A third party makes an acquisition proposal with respect to NorthStar that is known to NorthStar and has been publicly announced or otherwise become public, and thereafter, both of the following occur:
(1)	the merger agreement is terminated by Frontier or NorthStar because NorthStar shareholders fail to approve the merger, and

(2)	NorthStar enters into an acquisition agreement with a third party on or before March 31, 2006.
Frontier and NorthStar are required to pay a $500,000 termination fee to the other party if the merger is terminated because that party materially breaches the merger agreement or fails to timely perform its obligations under the merger agreement.
Effect of Merger on Rights of NorthStar Shareholders (see page 57).
The rights of NorthStar shareholders are governed by Washington law, as well as NorthStar’s articles of incorporation and bylaws. After completion of the merger, the rights of the former NorthStar shareholders receiving Frontier common stock in the merger will still be governed by Washington law, but subject to Frontier’s articles of incorporation and bylaws. Although Frontier’s articles of incorporation and bylaws are similar in many ways to NorthStar’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of NorthStar shareholders.
Dissenters’ Rights of Shareholders (see page 44).
NorthStar shareholders have the right under Washington law to dissent from the merger, obtain an appraisal of the fair value of their NorthStar shares, and receive cash equal to the appraised fair value of their NorthStar shares instead of receiving the merger consideration. To exercise dissenters’ rights, among other things, a NorthStar shareholder must (i) notify NorthStar prior to the vote of its shareholders on the transaction of the shareholder’s intent to demand payment for the shareholder’s shares, and (ii) not vote in favor of the merger agreement. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of NorthStar common stock represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder’s statutory dissenters’ rights.
A shareholder electing to dissent from the merger must strictly comply with all procedures required under Washington law. These procedures are described more fully beginning on page 44 of this proxy statement/prospectus, and a copy of the relevant Washington statutory provisions regarding dissenters’ rights is included in this proxy statement/prospectus as Appendix B.
Restrictions on the Ability to Sell Frontier Shares Received in the Merger (see page 48).
Unless you are considered to be an affiliate of NorthStar under federal securities laws, the Frontier shares you receive in the merger will be freely transferable. If you are considered to be an affiliate, you can sell the Frontier shares you receive in the merger only pursuant to a registration statement or an exemption from registration under the Securities Act of 1933 or as permitted under the rules of that Act (including rule 145). Generally, you are considered an affiliate if you are an executive officer, director or 10% shareholder of NorthStar. As a practical matter, the rules of the Securities Act would generally permit an affiliate to sell the Frontier shares received in the merger if the shares are sold through a broker or dealer. This proxy statement/prospectus does not cover resales of Frontier common stock received in the merger by affiliates of NorthStar.
Treatment of NorthStar Stock Options (see page 22).
Upon closing of the merger, NorthStar options to purchase NorthStar common stock held by each employee and each director will be converted into options to purchase Frontier common stock based on the exchange ratio of 1.754 shares of Frontier common stock for each NorthStar share. As of the date of this proxy statement/prospectus, the employees of NorthStar held options to acquire 84,363 shares of NorthStar common stock and the directors of NorthStar held options to acquire 32,183 shares of Frontier common stock, all of which will be 100% vested and exercisable upon closing. At the exchange ratio of 1.754 shares of Frontier common stock for each share of NorthStar common stock, these options will be converted into options to purchase 204,421 shares of Frontier common stock.
Share Information and Market Prices (see page 13).
The following table sets forth the closing sale price per share of Frontier common stock and the most recent sale price per share of NorthStar common stock known to the company, and the equivalent per share price for NorthStar common stock, as of September 9, 2005 (the last full trading day before the public announcement of the merger). The Equivalent Price Per Share column is calculated by valuing the Frontier common stock at $29.99 per share, and multiplying this value by the exchange ratio (1.754).

	Frontier	NorthStar	Equivalent
	Common	Common	Price Per
	Stock	Stock	Share
September 9	$29.99	$32.20	$52.60
The market prices of Frontier common stock will fluctuate prior to the merger. You should obtain current market quotations for Frontier common stock.
Listing of Frontier Shares (see page 48)
The Frontier shares to be issued in the merger will be listed on the Nasdaq National Market and trade under the symbol “FTBK”.
Frontier to Use Purchase Method of Accounting (see page 49)
Frontier will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of NorthStar will be recorded by Frontier at their respective fair values at the time of the merger. The excess of Frontier’s purchase price over the net fair value of assets acquired including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Intangible assets will be amortized and goodwill must be tested for impairment periodically and such amortization and any impairment will be applied against the combined company’s earnings following completion of the merger.

FORWARD-LOOKING STATEMENTS
          This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Frontier’s and NorthStar’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown adversely affecting credit quality and loan originations.
          Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed below under “Risk Factors,” and in Frontier’s reports filed with the SEC.
          All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Frontier or NorthStar or any person acting on behalf of Frontier or NorthStar are expressly qualified in their entirety by the cautionary statements above. Neither Frontier nor NorthStar undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF FRONTIER
          The following table sets forth selected historical consolidated financial data for Frontier. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION
($ in thousands, except per share data)

	(Unaudited)
	At or for the Nine Months
	Ended September 30		At or for the Years Ended December 31
	2005	2004	2004	2003	2002	2001	2000
Summary of Operations:
Interest income	$128,317	$102,652	$140,228	$135,201	$138,859	$149,055	$142,921
Interest expense	36,654	25,560	34,939	37,829	45,581	65,456	62,728

Net interest income	91,663	77,092	105,289	97,372	93,278	83,599	80,193
Provision for loan losses	3,300	2,500	3,500	4,250	6,300	13,600	1,007

Net interest income after provision for loan losses	88,363	74,592	101,789	93,122	86,978	69,999	79,186
Noninterest income	10,033	9,948	13,944	12,757	10,143	8,286	7,093
Noninterest expense	42,092	36,740	50,725	46,219	42,860	41,349	38,563

Income before provision for income taxes	56,304	47,800	65,008	59,660	54,261	36,936	47,716
Provision for income taxes	19,021	16,214	21,963	20,053	18,247	12,437	15,600

Net Income	$37,283	$31,586	$43,045	$39,607	$36,014	$24,499	$32,116

Basic earnings per share	$1.32	$1.13	$1.54	$1.42	$1.26	$0.81	$1.08
Diluted earnings per share	$1.31	$1.12	$1.53	$1.42	$1.25	$0.81	$1.08
Cash dividends paid per share	$0.44	$0.38	$0.51	$0.46	$0.41	$0.35	$0.28

Statement of Financial Condition:
Total assets	$2,577,722	$2,233,050	$2,243,396	$2,075,393	$1,943,727	$1,806,740	$1,690,818
Net loans receivable and loans held for sale	$2,273,787	$1,911,868	$1,945,324	$1,742,162	$1,630,509	$1,548.673	$1,356,208
Total deposits	$2,023,870	$1,784,437	$1,795,842	$1,667,017	$1,560,876	$1,498,370	$1,374,627
Total borrowings	$254,672	$193,854	$185,293	$180,119	$171,930	$112,833	$110,251
Shareholders’ equity	$285,988	$241,891	$254,230	$219,406	$198,863	$183,530	$191,777
Book value per share	$10.06	$8.65	$9.04	$7.89	$7.05	$6.38	$6.47

Key Operating Ratios(1):
Return on average assets	2.05%	1.96%	1.98%	1.96%	1.94%	1.35%	2.03%
Return on average shareholders’ equity	18.42%	18.29%	18.35%	19.23%	18.36%	11.63%	17.60%
Average shareholders’ equity to average assets	11.15%	10.70%	10.76%	10.21%	10.57%	11.59%	11.52%
Net interest margin(2)	5.35%	5.04%	5.10%	5.11%	5.32%	4.83%	5.33%
Tax equivalent effect	.03%	.03%	.04%	.05%	.06%	.07%	.10%

Tax equivalent net interest margin(3)	5.38%	5.07%	5.14%	5.16%	5.38%	4.90%	5.43%

Ratio of non-performing assets to total assets (4)	.01%	.74%	.63%	.52%	.98%	.68%	.25%
Dividend payout ratio	33.1%	33.6%	33.3%	32.4%	32.4%	43.5%	25.4%

(1)	Ratios have been annualized.

(2)	Net interest margin equals net interest income as an annualized percentage of total interest-earning assets.

(3)	Tax equivalent is a non-GAAP performance measurement used by management in operating the business. Management believes this provides investors with a more accurate picture of the net interest margin for comparative purposes.

(4)	Non-performing assets consist of non-performing loans (including non-accrual loans and certain other delinquent loans at the discretion of management) and other real estate.

PRO FORMA SELECTED COMBINED UNAUDITED FINANCIAL INFORMATION
          The following table sets forth selected combined financial data for Frontier and NorthStar on an historical and pro forma basis reflecting the merger of NorthStar and Frontier, accounted for as a purchase as if the acquisition had occurred on September 30, 2005 and December 31, 2004 with respect to the statement of financial condition data and as of January 1, 2005 and January 1, 2004 with respect to the statement of income data. This information is only a summary based on the assumptions and adjustments explained in the notes to the table, and should be read in conjunction with the historical financial statements of Frontier, including the notes thereto, incorporated by reference in this proxy statement/prospectus, and the historical financial statements of NorthStar, including the notes thereto. See “Where You Can Find More Information.” The per share pro forma data in the following table is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the merger been completed during the periods, or as of the date for which this pro forma data is presented.
          We anticipate that the merger will provide the combined company with financial benefits that include increased revenues and reduced operating expenses. The pro forma information does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger.
          The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of NorthStar’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of NorthStar will change the amount of the purchase price allocable to goodwill. Additionally, changes to NorthStar’s shareholders’ equity including net income and changes in the market value of Frontier’s common stock after December 31, 2004 through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

FRONTIER FINANCIAL CORPORATION AND NORTHSTAR FINANCIAL CORPORATION PRO FORMA
CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION
($ in thousands, except share and per share data)

	As of or for the Nine Months Ended September 30, 2005							As of or for the Year Ended December 31, 2004
				Adjust-		Pro Forma				Adjust-		Pro Forma
	Frontier	NorthStar		ments		Combined		Frontier	NorthStar	ments		Combined
Statement of Income Data:
Interest income	$128,317	$8,937				$137,254		$140,228	$9,609			$149,837
Interest expense	36,654	3,386				40,040		34,939	3,032			37,971

Net interest income	91,663	5,551				97,214		105,289	6,577			111,866
Provision for loan losses	3,300	610		—		3,910		3,500	878	—		4,378

Net interest income after provision for loan losses	88,363	4,941				93,304		101,789	5,699			107,488
Noninterest income	10,033	856		—		10,889		13,944	679	—		14,623
Noninterest expense	42,092	3,487	(1)	547	(2)	46,126		50,725	3,882	730	(2)	55,337

Income before provision for income taxes	56,304	2,310		(547)		58,067		65,008	2,496	(730)		66,774
Provision for income taxes	19,021	820		(191	)(3)	19,650	(3)	21,963	832	(256	)(3)	22,539	(3)

Net Income	$37,283	$1,490		$(356)		$38,417		$43,045	$1,664	$(474)		$44,235

Per Common Share Data:
Earnings per share
Basic	$1.32	$1.02				$1.29	(4)	$1.54	$1.14			$1.50	(4)
Diluted	$1.31	$0.98				$1.28	(4)	$1.53	$1.09			$1.49	(4)
Book value per share (period end)	$10.06	$9.85				$11.21		$9.04	$8.83			$10.20
Cash dividends paid per share	$0.44	—				$0.44		$0.51	—			$0.51
Weighted average shares
Basic	28,285,610	1,455,959				29,741,569	(4)	27,951,083	1,455,959			29,407,042	(4)
Diluted	28,442,195	1,527,129				29,969,324	(4)	28,137,089	1,525,129			29,662,218	(4)
Outstanding Shares (period end)	28,414,845	1,455,959				29,870,804		28,117,778	1,455,959			29,573,737
Statement of Financial Condition Data (period end):
Cash and cash equivalents	$97,912	$4,517				$102,429		$70,851	$3,150			$74,001
Interest-bearing deposits with other banks	-0-	90		—		90		-0-	432	—		432
Fed funds sold	3,004	11,856		—		14,860		5,946	10,012	—		15,958
Securities available for sale	109,608	9,483		—		119,091		129,969	9,239	—		139,208
Securities HTM	7,416	—		—		7,416		7,534	—	—		7,534
FHLB, PCBB, and FRB stock, at cost	16,006	1,451		—		17,457		15,948	1,200	—		17,148
Net loans receivable and loans held for sale	2,273,787	148,046				2,421,833		1,945,324	141,596			2,086,920
Goodwill and intangible assets	6,476	—		34,413	(5)	40,889		6,476	—	34,413	(5)	40,889
Other assets	63,513	5,032				68,545		61,348	4,716			66,064

Total assets	$2,577,722	$180,475		$34,413		$2,792,610		$2,243,396	$170,345	$34,413		$2,448,154

Total deposits	$2,023,870	$147,188				$2,171,058		$1,795,842	$137,751			$1,933,593
Borrowings	254,672	13,146		—		267,818		185,293	13,830	—		199,123
Other liabilities	13,192	5,799		—		18,991		8,031	5,902	—		13,933

Total liabilities	2,291,734	166,133		—		2,457,867		1,989,166	157,483	—		2,146,649

Shareholders’ equity	285,988	14,342		34,413	(6)	334,743		254,230	12,862	34,413	(6)	301,505

Total liabilities and shareholders’ equity	$2,577,722	$180,475		$34,413	(7)	$2,792,610		$2,243,396	$170,345	$34,413	(7)	$2,448,154

(1)	Noninterest expense for the 9 months ended September 30, 2005, includes $227,000 of expenses incurred and paid by NorthStar for professional services directly related to the signing of the definitive agreement to merge into Frontier.

(2)	The estimated core deposit intangible as a result of the merger is $4,013,000. The core deposit intangible is amortized based on the sum of the years digits amortization method over 10 years. Pro forma adjustment to noninterest expense for the amortization of the core deposit intangible is $547,227 for the nine months ended September 30, 2005, and $729,636 for the twelve months ended December 31, 2004.

(3)	Pro forma income tax expense was calculated using a marginal tax rate of 35%.

(4)	Pro forma basic earnings per common share is calculated by dividing net income by the average number of common shares outstanding. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common share equivalents. The basic and diluted weighted average numbers of common stock and common stock equivalents utilized for the calculation of earnings per share for the period presented were calculated using Frontier’s historical weighted average common stock and common stock equivalents plus 1,455,959 shares issued to NorthStar’s shareholders under the terms of the transaction and 71,170 common stock equivalents which represent the additional dilutive effect of options to be issued in the transaction.

(5)	Estimated core deposit intangible ($4.0 million) and goodwill ($30.4 million) resulting from the acquisition.

(6)	Estimated additional capital recorded in connection with issuance of common stock, net of merger-related costs. Estimated merger-related costs are as follows:

(In thousands)
Merger Related Costs
Accounting, legal and financial advisor costs	$701
Severance and employment contract expenses	1,230
Fair value of stock options exchanged	4,294
Other direct costs	747

Total merger-related costs	$6,972

(7)	The final purchase price allocation will not be completed until early 2006 after the completion of appraisals on the assets and liabilities acquired. Any purchase accounting adjustments to assets and liabilities acquired will be made after the final purchase price allocation process has been completed. Other than the adjustment noted in (5) for goodwill and intangible assets, no other material adjustments to any individual assets or liabilities are expected. The allocation in (5) may change with the completion of these appraisals.

COMPARATIVE STOCK PRICES AND DIVIDENDS
     Frontier. Frontier common stock is quoted on the Nasdaq National Market under the symbol “FTBK.” The table below sets forth the high and low sales prices of Frontier common stock as reported on Nasdaq and cash dividends paid for each quarterly period during the two most recent fiscal years and the first three quarters of 2005.

	Frontier Common Stock
			Cash Dividends
	High	Low	Paid Per share
2005
Third Quarter	$30.24	$25.32	$0.16
Second Quarter	$26.98	$23.49	$0.14
First Quarter	$26.67	$24.33	$0.137

2004
Fourth Quarter	$27.67	$23.10	$0.133
Third Quarter	$24.91	$21.50	$0.13
Second Quarter	$23.33	$20.67	$0.127
First Quarter	$23.47	$21.41	$0.123

2003
Fourth Quarter	$23.30	$19.99	$0.12
Third Quarter	$21.33	$18.41	$0.117
Second Quarter	$20.00	$16.08	$0.113
First Quarter	$17.47	$16.22	$0.11
     The timing and amount of future dividends, if any, paid by Frontier is subject to determination by the board of directors of Frontier in its discretion and will depend on earnings, cash requirements and the financial condition of Frontier and its subsidiaries, applicable government regulations and other factors deemed relevant by the board of directors.
     As of October 31, 2005, the 28,419,959 outstanding shares of Frontier common stock were held by approximately 6,429 holders of record.
     NorthStar. NorthStar common stock is not publicly traded on Nasdaq or any other exchange. NorthStar common stock has occasionally been sold or transferred in private transactions. The table below sets forth the high and low sales prices of NorthStar common stock in such transactions known to NorthStar management for each quarterly period during the two most recent fiscal years and the first three quarters of 2005. Due to the limited information available and the absence of any trading market, such transactions may not accurately reflect the actual market value of NorthStar common stock.

	NorthStar Common Stock
					Cash Dividends
	High		Low		Paid Per Share
2005
Third Quarter	$49.00		$32.00
Second Quarter	$32.50		$30.00		-0-
First Quarter	$30.05		$28.00		-0-

2004
Fourth Quarter	$30.00		$26.00		-0-
Third Quarter	$27.00		$25.75		-0-
Second Quarter	$24.76		$24.29		-0-
First Quarter	$—	(1)	$—	(1)	-0-

2003
Fourth Quarter	$25.00		$23.81		-0-
Third Quarter	$23.81		$23.81		-0-
Second Quarter	$—	(2)	$—	(2)	-0-
First Quarter	$—	(2)	$—	(2)	-0-

(1)	Management of NorthStar is not aware of any trades in NorthStar common stock during this period. There was an offering of NorthStar common stock whereby 88,362 shares of common stock were issued at $23.81 per share.

(2)	Management of NorthStar is not aware of any trades in NorthStar common stock during this period.
     As of October 31, 2005, the 830,545 outstanding shares of NorthStar common stock were held by approximately 247 holders of record.
NorthStar has not paid cash dividends since its incorporation.
     Recent Stock Price Data. The following table sets forth the closing prices per share for Frontier common stock, as reported on Nasdaq, and NorthStar common stock, based on the private transactions set forth above, and the equivalent pro forma per share price for NorthStar common stock on September 9, 2005, the last full trading day prior to the public announcement of the execution of the merger agreement, and on                     , 2005, which is the most recent date for which it was practicable to obtain market price data prior to the printing of this proxy statement/prospectus. Holders of NorthStar common stock are urged to obtain current market quotations for shares of Frontier common stock.

	September 9, 2005		, 2005
Closing price per share:

Frontier	$29.99		$

NorthStar	$32.20		$

Equivalent pro forma price per share of NorthStar common stock	$52.60	(1)		$(2)

(1)	Computed by multiplying the Frontier closing price on September 9, 2005 by the exchange ratio (1.754).

(2)	Computed by multiplying the Frontier closing price on , 2005 by the 1,456,776 shares of Frontier common stock being issued in the merger and dividing the total consideration by the number of shares of NorthStar common stock outstanding as of , 2005 (830,545 shares), excluding shares issued upon the exercise of stock options after September 12, 2005 for which additional consideration is payable under the merger agreement.
RISK FACTORS
     In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements” on page 8, you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.
     Because of the closing conditions in the merger agreement and the possibility that either NorthStar or Frontier may terminate the merger agreement in specific instances, there can be no assurance when or even if the merger will be completed.
     The completion of the merger is subject to the satisfaction or waiver of a number of closing conditions, including, among others, that:
•	NorthStar obtain approval of the merger agreement by holders of two-thirds or more of the outstanding shares of NorthStar common stock as of the record date;

•	Representations and warranties in the merger agreement be true and correct as of the closing date to the extent that any inaccuracy would individually or in the aggregate have a material adverse effect on the party providing the representation;

•	During the period from the date of execution of the merger agreement through the effective date of the merger, no change relative to (i) the business, property, assets (including loan portfolios), liabilities, prospects, or financial or other condition of either party that is reasonably likely individually or in the aggregate to have a material adverse effect on such party, has occurred or been threatened other than transaction costs and certain occurrences that would affect the banking industry or businesses generally, as described in the merger agreement or (ii) the ability of either party to complete the merger;

•	There be no claim, action, investigation, or other proceeding pending or threatened which presents a substantial risk of restraining or prohibiting the merger or resulting in material damages or other relief;

•	There be no order, decree or injunction of any court or agency that prohibits completion of the merger;

•	The parties obtain all necessary regulatory consents and approvals; and

•	Frontier and NorthStar have received an opinion from Keller Rohrback L.L.P., counsel to Frontier, that the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code.
     There can be no assurance that the parties will be able to satisfy the closing conditions of the merger agreement or that closing conditions that are beyond their control, such as the absence of pending or threatened litigation or events that could reasonably be expected to have a material adverse effect on their respective businesses, will be satisfied or waived. If NorthStar and Frontier are unable to satisfy all the conditions or such conditions are otherwise not satisfied, either party will not be required to complete the merger.
     The merger agreement limits NorthStar’s ability to pursue other transactions and provides for payment of termination fees if we do so.
     While the merger agreement is in effect and subject to very narrow exceptions, NorthStar and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits NorthStar’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If NorthStar receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Frontier and the merger agreement is terminated, NorthStar would be required to pay a $1.0 million termination fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.
     You cannot be sure of the value of the merger consideration that you will receive, because the market price of Frontier common stock will fluctuate.
     Upon completion of the merger, each share of NorthStar common stock will be converted into merger consideration consisting of shares of Frontier common stock as provided in the merger agreement. The value of the merger consideration to be received by NorthStar shareholders will depend on the market price of Frontier common stock upon completion of the merger. This market price will vary from the price of Frontier common stock on the date the merger was announced, the date that this document is mailed to NorthStar shareholders, or the date of the special meeting of NorthStar shareholders. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.
     Accordingly, at the time of the NorthStar special meeting, you will not be able to determine the value of the shares of Frontier stock you would receive upon completion of the merger. We urge you to obtain current market quotations for Frontier common stock.
     We may fail to achieve the revenue increases or realize the cost savings we estimate for the merger.
     The success of the merger will depend, in part, on our ability to achieve the revenue increases and realize the estimated cost savings from combining the businesses of Frontier and NorthStar. Frontier’s management originally estimated that approximately $1.7 million of annual pre-tax (or $1.1 million after-tax) cost savings would be realized from the merger in 2006. While we continue to be comfortable with these estimates as of the date of this document, it is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of Frontier and NorthStar in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine our two companies successfully, the anticipated cost savings may not be realized fully, or at all, or may take longer to realize than expected.
     Combining our two companies may be more difficult, costly or time-consuming than we expect.
     Frontier and NorthStar have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.
     The market price of Frontier common stock may be affected by factors different from those affecting NorthStar common stock.
     Upon completion of the merger, the holders of NorthStar common stock will become holders of Frontier common stock. Some of Frontier’s current businesses and markets differ from those of NorthStar and, accordingly, the results of operations of Frontier after the merger may be affected by factors different from those currently affecting the results of operations of NorthStar. For a discussion of the businesses of Frontier and NorthStar and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information,” on page 61.
     Future results of the combined companies may differ materially from the pro forma financial information presented in this document.
     Future results of the combined company may be materially different from those shown in the unaudited pro forma selected combined financial information (see page 11). We have estimated that the combined company will record approximately $2.6 million pre-tax (or $1.9 million after-tax) of merger-related expenses. Merger-related expenses consist of change in control, severance and other employee-related payments, investment banking, legal and accounting fees, and costs associated with data conversion. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, those charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The charges and adjustments we estimate are described in the section entitled “Pro Forma Condensed Combined Unaudited Financial Information” beginning on page 11.
     Frontier may grow through future acquisitions, which could, in some circumstances, adversely affect net income.
     Frontier anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with Frontier’s acquisition strategy that could adversely impact net income. See “Businesses of the Parties to the Merger – Frontier” starting at page 49. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Frontier, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent to which Frontier will grow through acquisitions.
     Any future acquisitions would be accounted for using the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that Frontier engages in significant acquisitions accounted for by the purchase method of accounting in the future, Frontier may be required to raise additional capital in order to maintain capital levels required by the Federal Reserve.
     In the future, Frontier may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. Frontier does not currently have any definitive understandings or agreements for any acquisitions material to Frontier other than the merger agreement with NorthStar. However, as noted above, Frontier anticipates that it may expand by acquisition in the future.

     Frontier has various anti-takeover measures that could impede a takeover of Frontier.
     Frontier has various anti-takeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of Frontier without the approval of Frontier’s board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Frontier common stock. See “Comparison of Shareholders’ Rights” on page 57. The anti-takeover measures include charter provisions providing for, among other things, the board’s authority to issue preferred stock; a “staggered” board of directors; the removal of directors only for “cause”; and restrictions on the calling of special shareholder meetings, the nomination of directors and shareholder proposals.
     Frontier has experienced significant growth in real estate lending, which entails special risks not associated with other types of loans, and its loan portfolio has a significant concentration in real estate.
     Frontier’s loan portfolio has a significant concentration in loans secured by real estate, including (1) a wide cross-section of retail, small office, warehouse, and industrial properties; (2) real estate construction and land development; and (3) mortgage and home equity loans to individual consumers. As of December 31, 2004, these three categories of real estate loans represented approximately 43%, 31% and 8% of Frontier’s loan portfolio, respectively. Risks associated with real estate loans include fluctuating land values, national, regional and local economic conditions, changes in tax policies, and a concentration of loans within Frontier’s market area. In addition, over the past few years, Frontier has experienced significant growth in commercial real estate loans, including construction and development lending. These loans are generally more risky than one-to-four family mortgage loans because they are unique in character, generally larger in amount and dependent upon the borrower’s ability to generate cash to service the loan, and the value of the collateral for construction and development loans depends on project completion. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. There is a risk that the quality of Frontier’s loan portfolio could decline, particularly in connection with the rapid growth in real estate loans Frontier has experienced over the past few years.
THE SPECIAL MEETING
Place, Time and Date
     NorthStar’s special meeting of shareholders will be held on January ___, 2006, at 6:00 p.m., local time, at NorthStar’s main office at 5602 – 15th Avenue N.W., Seattle, Washington 98107. This proxy statement/prospectus is being sent to holders of NorthStar common stock and is accompanied by a form of proxy that is being solicited by the NorthStar board of directors for use at the special meeting and any adjournment or postponement thereof.
Purpose
     The purpose of the special meeting is: (i) to consider and vote upon a proposal to approve the merger agreement described herein and (ii) if necessary, to consider and act upon a proposal to adjourn the meeting to another time and/or place for the purpose of soliciting additional proxies.

Record Date; Shares Entitled to Vote
     The NorthStar board of directors has fixed the close of business on December ___, 2005 as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only those holders of NorthStar common stock of record on the record date will be entitled to notice of and to vote at the special meeting. Each share of NorthStar common stock will be entitled to one vote. At the record date, there were ___shares of NorthStar common stock outstanding and entitled to be voted at the special meeting.
Vote Required
     Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of NorthStar common stock. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of NorthStar shareholders at the special meeting. Valid proxies that are marked “Abstain,” and proxies without instructions submitted by brokers that are the record owners of shares (so-called “broker non-votes”), will be considered present for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes cast against approval of the merger agreement.
     As of the record date, the directors and executive officers of NorthStar and their affiliates owned and have the right to vote an aggregate of ___shares of NorthStar common stock, which represents ___% (excluding shares issuable upon the exercise of outstanding options) of the shares entitled to be voted at the special meeting. Each of the directors and executive officers of NorthStar has agreed to vote his or her shares for approval of the merger agreement.
Proxies
     Holders of NorthStar common stock may vote either in person or by properly executed proxy. Shares of NorthStar common stock represented by a properly executed proxy received prior to or at the special meeting will, unless such proxy is revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted FOR the proposal to approve the merger agreement. Failure to return the proxy or to vote in person at the special meeting will have the effect of a vote against the merger agreement. If any other matters are properly presented at the special meeting for consideration, including, among other things, a motion to adjourn the special meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no proxy which is voted against the proposal to approve the merger agreement will be voted in favor of any such adjournment or postponement. As of the date hereof, the board of directors of NorthStar knows of no such other matters.
     Any proxy may be revoked by the record holder of the shares at any time before it is voted by delivering to the Corporate Secretary of NorthStar, on or before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of NorthStar common stock, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute revocation of a proxy. If your shares are held in street name, you must contact your broker if you wish to revoke your proxy or change your vote, and you will not be permitted to revoke your proxy at the meeting.
     The proxies for the special meeting are being solicited on behalf of the board of directors of NorthStar. The expense of soliciting proxies for the special meeting will be borne by NorthStar. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of NorthStar in person or by telephone, facsimile or other means of communication or through the services of a proxy solicitation firm. The estimated cost of a proxy solicitation firm is $5,000. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold NorthStar common stock on behalf of another will be asked to forward proxy material and related documents to the beneficial owners of such stock, and NorthStar will reimburse them for their expenses in doing so.
THE MERGER
     The descriptions in this proxy statement/prospectus of the terms and conditions of the merger and related transactions are qualified in their entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference.
Transaction Structure
     The merger agreement provides for the merger of NorthStar with and into Frontier, in which NorthStar’s shareholders will receive Frontier common stock for their NorthStar common stock, as described below. The separate existence of NorthStar will cease upon completion of the merger. In addition, NorthStar Bank will merge with and into Frontier Bank. After the merger, the branches of NorthStar Bank will operate and be known as branches of Frontier Bank.
     The Frontier articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the Frontier bylaws will be the bylaws of the combined company.
Exchange Ratio
     The merger agreement provides that as of the effective date of the merger each share of NorthStar common stock issued and outstanding immediately prior to the effective date will be converted into 1.754 shares of Frontier common stock. In our discussion we refer to the number of shares of Frontier common stock to be received for each share of NorthStar common stock being converted into Frontier stock as the “exchange ratio”.
     Frontier will issue a total of 1,455,959 shares of Frontier common stock (subject to adjustment by Frontier, at its option, if the average closing price is less than $22.81 and the stock underperforms an index of publicly traded financial institutions by more than 10%) to NorthStar shareholders in the merger in exchange for all the shares of NorthStar common stock outstanding as of September 12, 2005, the date of the merger agreement. With respect to shares of NorthStar common stock issued after September 12, 2005, upon exercise of outstanding stock options, Frontier will issue additional stock based on the exchange ratio. See “—Exercised NorthStar Options” and “—Treatment of Unexercised Options” below.
     The value of the shares of Frontier common stock to be exchanged for each share of NorthStar common stock will fluctuate during the period up to and including the completion of the merger. Based on the $29.99 closing price of Frontier common stock on September 9, 2005, the trading day prior to the announcement of the proposed merger, the merger had a value on that date of approximately $52.60 per NorthStar share. Based on the $___closing price of Frontier common stock on                     , 2005, the merger had a value of approximately $  per NorthStar share.

     No assurance can be given that the current fair market value of Frontier common stock will be equivalent to the fair market value of Frontier common stock on the date that stock is received by a NorthStar shareholder or at any other time. The fair market value of Frontier common stock received by an NorthStar shareholder may be greater or less than the current fair market value of Frontier common stock due to numerous market factors.
     NorthStar may terminate the merger agreement if, prior to the effective date of the merger, the average closing price of Frontier common stock for the twenty trading days ending on the third trading day immediately prior to the effective date of the merger (the “average closing price”) is less than $22.81 and the stock has underperformed an index of publicly traded financial institutions by more than 10%, unless Frontier agrees to increase the number of shares of Frontier common stock to be issued so that the value of the merger consideration is not less than $40.00 per share of NorthStar common stock or an indexed amount to be calculated pursuant to the merger agreement. See “—Termination of the Merger Agreement.”
     If, between the date of the merger agreement and the effective date of the merger, the shares of Frontier common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the exchange ratio.
     No fractional shares of Frontier common stock will be issued to any holder of NorthStar common stock in the merger. For each fractional share that would otherwise be issued, Frontier will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of Frontier common stock on the Nasdaq National Market for the twenty trading days ending on the third trading day immediately prior to the effective date of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of Frontier common stock.
     Letter of Transmittal. Soon after the completion of the merger, Frontier will send a letter of transmittal to each person who was a NorthStar shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of NorthStar common stock in exchange for the Frontier shares the holder is entitled to receive under the merger agreement based on the exchange ratio.
     All shares of Frontier common stock issued to the holders of NorthStar common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your NorthStar stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Frontier common stock into which any of your shares may have been converted. When you surrender your certificates, Frontier will pay any unpaid dividends or other distributions, as well as any cash for fractional shares, without interest. After the effective date, there will be no transfers on the stock transfer books of NorthStar of any shares of NorthStar common stock. If certificates representing shares of NorthStar common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of NorthStar common stock represented by those certificates shall have been converted.
     If a certificate for NorthStar common stock has been lost, stolen or destroyed, Frontier will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to Frontier, and appropriate and customary identification.

Exercised NorthStar Options
     NorthStar had employee and director stock options outstanding for 117,858 shares of NorthStar common stock as of September 12, 2005, the date of the merger agreement, of which ___have been exercised and ___remain outstanding, all of which will be 100% vested and exercisable upon the completion of the merger. The total stock payable with respect to all such NorthStar options whether or not exercised prior to closing of the merger, is 206,723 shares. Any additional NorthStar shares issued with respect to any NorthStar options exercised prior to closing will receive the exchange ratio.
Treatment Of Unexercised Options
     Each outstanding option to acquire NorthStar common stock granted under NorthStar’s stock option plans will be converted automatically at the effective date of the merger into an option to purchase Frontier common stock. NorthStar stock options will continue to be governed by the terms of the NorthStar stock option plan, except that:
•	the number of shares of Frontier common stock subject to the new Frontier stock option will be equal to the product of the number of shares of NorthStar common stock subject to the NorthStar stock option and the per share exchange ratio of 1.754, rounded up or down to the nearest whole share; and

•	the exercise price per share of Frontier common stock subject to the new Frontier stock option will be equal to the exercise price per share of NorthStar common stock under the NorthStar stock option divided by the per share exchange ratio of 1.754, rounded up or down to the nearest cent.
     See “—Interests of Certain Persons in the Merger—Stock Options” at page 36, for information about the exercise prices, and implied values resulting from the merger, of options and warrants held by the directors and executive officers of NorthStar.
Effective Date of the Merger
     Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated in the first quarter of 2006. Either Frontier or NorthStar may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before March 31, 2006.
Background of the Merger
     Prior to and at the Washington Bankers Association annual meeting in Sun Valley, Idaho on June 23-25, 2005, Ms. Sas was approached by executives from companies who indicated their interest in acquiring NorthStar.
     On July 7, NorthStar’s board of directors conducted a corporate planning retreat with participation by representatives of Graham & Dunn and Sandler O’Neill. Among the topics discussed were NorthStar’s historical and projected financial performance, the competitive marketplace for community banks and an update of the merger and acquisition trends for community banks. Ms. Sas discussed the fact that several companies had approached her about a possible combination with

NorthStar. The board determined that in the future NorthStar should be receptive to offers that would maximize shareholder value.
     Subsequent to the July 7 meeting, Ms. Sas was contacted again by a potential acquiror. Subsequent to this contact, the board authorized management to contact a limited number of potential acquirors to determine what value NorthStar might bring in a merger. On July 21, NorthStar formally engaged Sandler O’Neill as its financial advisor.
     Sandler O’Neill provided confidential NorthStar financial information to five potential acquirors in late July and early August. Each of the companies who received the confidential information executed confidentiality agreements.
     Between July 22 and August 4, Ms. Sas met with representatives from the potential acquirors. CFO Eric Jensen attended two of these meetings with Ms. Sas and CCO Duane Oord attended two of the meetings.
     A meeting with Frontier took place on August 1 in Seattle. Ms. Sas and Mr. Oord met with Mike Clementz, President and CEO of Frontier Financial Corporation and with Frontier’s Executive Vice President, John Dickson. At this meeting, Ms. Sas and Mr. Oord shared information about the current business at NorthStar and discussed prospects for additional business in the Ballard and Fremont markets. Messrs. Clementz and Dickson discussed Frontier’s business, past merger transactions consummated by Frontier and their vision for a possible combination with NorthStar.
     Between July 27 and August 4, three of the companies contacted said that they would not submit a formal proposal for the acquisition of NorthStar.
     On August 11, Frontier submitted a written preliminary indication of interest. A second company submitted an oral indication of interest on August 12.
     On August 15, Ms. Sas met with Sandler O’Neill and Graham & Dunn to discuss the indications of interest that had been submitted. Subsequent to this meeting, Ms. Sas spoke with the CEO of the second company and indicated that she did not believe, upon review of the indications that had been received, that NorthStar’s board would elect to pursue a transaction with the second company.
     On August 17, the second party contacted Sandler O’Neill and indicated that, subsequent to additional analysis, they had decided to increase the value of their indication of interest and asked that Sandler O’Neill share the increased value of their indication with NorthStar’s board.
     On August 18, NorthStar’s board held a meeting to discuss the indications of interest that had been received. The board considered both indications and elected to pursue a transaction with Frontier, subject to certain modifications to the proposed terms presented in Frontier’s indication of interest. The board authorized management and Sandler O’Neill to discuss those modifications with Frontier.
     On August 19, Sandler O’Neill discussed the revisions requested by NorthStar’s board. After that discussion, NorthStar and Frontier executed a term sheet that embodied the revised principal terms of the merger as contemplated by NorthStar’s board.
     During the period from August 27 to early September, NorthStar, Frontier, their respective legal counsels and Sandler O’Neill conducted due diligence. On or about August 24, Keller Rohrback commenced drafting definitive documentation with respect to the proposed merger and the parties negotiated the terms of the definitive Agreement and Plan of Mergers.

     On September 12, NorthStar’s board met to consider approval of the merger with Frontier. The board of directors discussed, among other things, their fiduciary duty to NorthStar shareholders, questions about the definitive agreement, the exchange ratio to be received by the shareholders, the break-up fee, the current stock price of Frontier and its dividend history, and the alternatives available to NorthStar, its shareholders, employees and customers. Also discussed were the reasons for completing the merger and the implications to NorthStar if the company continued without merging with Frontier. The board of directors took into consideration the presentation made by Sandler O’Neill and its opinion that the exchange ratio was fair from a financial point of view. The board then voted unanimously to approve the merger.
     NorthStar and Frontier executed the merger agreement and related documents on the afternoon of September 12. Immediately following, the parties issued a joint press release announcing the execution of the merger agreement.
Reasons of NorthStar for the Merger
     The NorthStar board of directors believes the merger is in the best interests of NorthStar and the NorthStar shareholders. The NorthStar board unanimously recommends that NorthStar shareholders vote for the approval of the merger agreement and the consummation of the transactions contemplated by that agreement.
     In reaching its determination to adopt the merger agreement, the NorthStar board consulted with NorthStar’s management and its financial and legal advisors, and considered a number of factors. Following is a description of the material factors that the NorthStar board believes favor the merger:
•	the NorthStar board’s assessment of the business, operations, capital level, asset quality, financial condition and earnings of Frontier on an historical and a prospective basis, and of the combined company on a pro forma basis including anticipated cost savings. This assessment was based in part on presentations by Sandler O’Neill & Partners, L.P., NorthStar’s financial advisor, and its management and the results of the due diligence investigation of Frontier conducted by NorthStar’s management and financial and legal advisors;
•	the historical stock price performance and liquidity of Frontier common stock, and the resulting relative interests of NorthStar shareholders and Frontier shareholders in the common equity of the combined company;
•	the value to be received by holders of NorthStar common stock pursuant to the merger agreement in relation to the historical trading prices of NorthStar common stock, as compared to competing bids from other interested parties, and compared to other similar transactions of a comparable nature in the view of the board’s financial advisor;
•	the financial and growth prospects for NorthStar and its shareholders of a business combination with Frontier as compared to continuing to operate as a stand-alone entity;
•	the information presented by Sandler O’Neill to the NorthStar board with respect to the merger and the opinion of Sandler O’Neill that, as of the date of that opinion, the exchange ratio was fair to the holders of NorthStar common stock from a financial point of view (see “—Opinion of NorthStar’s Financial Advisor” on page 26);

•	the NorthStar board’s belief that the two companies share a common vision of the importance of customer service and local decision-making and that management and employees of NorthStar and Frontier possess complementary skills and expertise;
•	Frontier’s history of paying cash dividends on its common stock, while NorthStar has no plans to pay cash dividends for the foreseeable future (see “Pro Forma Condensed Combined Unaudited Financial Data – Per Common Share Data” on page 11);
•	the current and prospective economic and competitive environment facing the financial services industry generally, and NorthStar in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as NorthStar;
•	the benefits to NorthStar and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources to remain competitive over the long term and be able to capitalize on technological developments which significantly impact industry competitive conditions;
•	the expected social and economic impact of the merger on the constituencies served by NorthStar, including its employees, customers, suppliers and community;
•	the employee benefits to be provided to NorthStar employees and career opportunities in a larger organization;
•	the expectation that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code (see “—Certain Federal Income Tax Consequences” on page 37);
•	the likelihood of being able to effectively complete the merger; and
•	the NorthStar board’s assessment, with the assistance of counsel, concerning the likelihood that Frontier would obtain all regulatory approvals required for the merger.
     In the course of its deliberations regarding the merger, the NorthStar board also considered the following information that the NorthStar board determined did not outweigh the benefits to NorthStar and its shareholders expected to be generated by the merger:
•	that the directors and officers of NorthStar have interests in the merger in addition to their interests generally as NorthStar shareholders (see “—Interests of Certain Persons in the Merger” on page 36); and
•	the effect of a termination fee of up to $1.0 million in favor of Frontier, including the risk that the termination fee might discourage third parties from offering to acquire NorthStar by increasing the cost of a third party acquisition, and recognizing that the termination fee was a condition to Frontier’s willingness to enter into the merger agreement.
     The NorthStar board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

Reasons of Frontier for the Merger
     The merger with NorthStar will allow Frontier to expand its commercial banking franchise into the fast-growing Ballard and Fremont neighborhoods north of downtown Seattle. This is consistent with Frontier’s strategy to expand in the Seattle area. See “Businesses of the Parties to the Merger – Frontier – Business Strategy” at page 51. Frontier and NorthStar share similar customer banking strategies and philosophies and have compatible deposit and loan products.
     In approving the merger agreement, Frontier’s board of directors also considered, among other things:
•	the attractiveness of the Ballard and Fremont market areas;

•	the expectation that the transaction will be accretive to Frontier’s earnings per share for 2006;

•	information concerning the financial performance and condition, business operations, capital level and asset quality of NorthStar and projected results and prospects of Frontier and NorthStar on a combined basis, including anticipated revenue increases and cost savings;

•	the terms of the merger agreement, including the mutual covenants and conditions and the circumstances under which Frontier would receive or pay a termination fee; and

•	the likelihood of obtaining the regulatory approvals required to consummate the merger.
Opinion of NorthStar’s Financial Advisor
     By letter dated July 21, 2005, NorthStar retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
     Sandler O’Neill acted as financial advisor to NorthStar in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the September 12, 2005 meeting at which NorthStar’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the exchange ratio was fair to NorthStar’s shareholders from a financial point of view. Sandler O’Neill has confirmed its September 12, 2005 opinion by delivering to the board a written opinion dated the date of this joint proxy statement/prospectus. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Appendix C. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge NorthStar shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.
     Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the NorthStar board and is directed only to the fairness of the exchange ratio to

NorthStar shareholders from a financial point of view. It does not address the underlying business decision of NorthStar to engage in the merger or any other aspect of the merger and is not a recommendation to any NorthStar shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.
     In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:
(1)	the agreement;

(2)	certain publicly available financial statements and other historical financial information of NorthStar that they deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of Frontier that they deemed relevant;

(4)	internal financial projections for NorthStar for the year ending December 31, 2005 prepared by and reviewed with NorthStar’s management and estimates of net income growth for the subsequent years furnished by and discussed with senior management of NorthStar;

(5)	internal financial projections for Frontier for the year ending December 31, 2005 prepared by and reviewed with Frontier’s management and earnings per share estimates for Frontier for the years ending December 31, 2005 and 2006 published by Thomson First Call;

(6)	the pro forma financial impact of the Merger on Frontier, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior management of NorthStar and Frontier;

(7)	the relative contributions of assets, liabilities, equity and earnings of NorthStar and Frontier to the resulting institution;

(8)	the publicly reported historical price and trading activity for Frontier’s common stock, including a comparison of certain financial and stock market information for Frontier with similar publicly available information for certain other companies the securities of which are publicly traded;

(9)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(10)	the current market environment generally and the banking environment in particular; and

(11)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.
     Sandler O’Neill also discussed with certain members of senior management of NorthStar the business, financial condition, results of operations and prospects of NorthStar and held similar discussions with certain members of senior management of Frontier regarding the business, financial condition, results of operations and prospects of Frontier. In connection with its engagement, at the request of

NorthStar’s board of directors, Sandler O’Neill solicited indications of interest in a potential transaction from other third parties. The NorthStar board of directors did not otherwise limit the investigations made or the procedures followed by Sandler O’Neill in giving its opinion.
     In performing its reviews and analyses and in rendering its opinions, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of senior management of NorthStar and Frontier that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for its accuracy or completeness. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of NorthStar or Frontier or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of NorthStar or Frontier, nor did it review any individual credit files relating to NorthStar or Frontier. With NorthStar’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both NorthStar and Frontier were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of NorthStar or Frontier.
     Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with NorthStar’s consent, that there had been no material change in NorthStar’s and Frontier’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that NorthStar and Frontier will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. With NorthStar’s consent, Sandler O’Neill relied upon the advice NorthStar received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.
     In rendering its September 12, 2005 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to NorthStar or Frontier and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of NorthStar or Frontier and the companies to which they are being compared.
     The earnings projections used and relied upon by Sandler O’Neill for NorthStar and Frontier in its analyses were based upon internal financial projections for the respective companies prepared and furnished by the managements of NorthStar and Frontier. With respect to such financial projections and all of Frontier’s projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, the managements of the respective institutions confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of NorthStar and Frontier, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based.
     In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of NorthStar, Frontier and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the NorthStar board at the board’s September 12th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of NorthStar’s common stock or Frontier’s common stock or the prices at which NorthStar’s or Frontier’s common stock may be sold at any time.
     Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of Frontier’s common stock on September 9, 2005 of $29.99 and the exchange ratio of 1.754, Sandler O’Neill calculated an implied transaction value of $52.60 per share. Based upon financial information for NorthStar for the twelve months ended June 30, 2005, Sandler O’Neill calculated the following ratios:
Transaction Ratios

Transaction value/Last 12 months’ earnings per share	23.5	x
Transaction value/Tangible book value per share	313.5%
Transaction value/Stated book value per share	313.5%
Tangible book premium/Core deposits (1)	29.3%
Premium to Market Price (2)	63.4%

(1)	Assumes NorthStar’s total core deposits are $116.1 million. (2) Based on NorthStar’s closing price of $32.20 as of 9/9/05
For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $47.9 million, based upon 830,079 shares of NorthStar common stock outstanding and including the intrinsic value of options to purchase an aggregate of 117,608 shares with a weighted average strike price of $16.70.

     Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Frontier’s common stock and the relationship between the movements in the prices of Frontier’s common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, the Nasdaq Bank Index, the Standard & Poor’s Bank Index and the median performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill. During the one-year period ended September 9, 2005, Frontier’s common stock outperformed each of the indices to which it was compared. During the three-year period ended September 9, 2005, Frontier’s common stock outperformed each of the indices to which it was compared, except for the composite peer group of publicly traded commercial banks.
Frontier’s One-Year Stock Performance

	Beginning Index Value	Ending Index Value
	September 9, 2004	September 9, 2005
Frontier	100.0%	125.3%
Commercial Bank Peer Group	100.0	111.9
Nasdaq Bank Index	100.0	105.1
S&P Bank Index	100.0	100.4
S&P500 Index	100.0	111.0
Frontier’s Three-Year Stock Performance

	Beginning Index Value	Ending Index Value
	September 9, 2002	September 9, 2005
Frontier	100.0%	173.0%
Commercial Bank Peer Group	100.0	190.0
Nasdaq Bank Index	100.0	132.1
S&P Bank Index	100.0	123.2
S&P500 Index	100.0	137.5
     Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for NorthStar and a group of financial institutions headquartered in the Pacific Northwest Region selected by Sandler O’Neill (the NorthStar Peer Group). The NorthStar Peer Group consisted of the following publicly traded commercial banks with total assets between $146 million and $268 million:

Bank of Salem	Merchants Bancorp
BEO Bancorp	Mountain Bank Holding Co.
Evergreen Bancorp Inc.	Northwest Bancorp.
Home Valley Bancorp Inc.	Oregon Pacific Bancorp
Idaho Bancorp	Siuslaw Financial Group
The analysis compared financial information for NorthStar and the median data for the commercial banks in the NorthStar Peer Group as of and for the twelve months ending June 30, 2005. The table below sets forth the comparative data as of and for the twelve months ending June 30, 2005, with pricing data as of September 9, 2005:

NorthStar Peer
Group
NorthStar	Median (1)

Total assets (in millions)	$176.1	$182.1
Tangible equity/tangible assets	7.91%	7.84%
Return on average assets	1.23%	0.97%
Return on average equity	15.56%	13.59%
Loan/deposit ratio	103.96%	87.31%
Efficiency ratio	53.06%	70.44%
Net interest margin	4.49%	4.81%
Price/tangible book value per share	191.90%	231.08%
Price/LTM earnings per share	14.38	x	16.89	x
Market capitalization (in millions)	$26.7	$31.9
     Sandler O’Neill used publicly available information to compare selected financial and market trading information for Frontier and a group of financial institutions headquartered in the Pacific Northwest Region selected by Sandler O’Neill (the Frontier Peer Group). The Frontier Peer Group consisted of the following publicly traded commercial banks with total assets between $1.1 billion and $6.7 billion:

AmericanWest Bancorp.	Glacier Bancorp Inc.
Banner Corp.	Sterling Financial Corp.
Cascade Bancorp	Umqqua Holdings Corp.
Cascade Financial Corp.	West Coast Bancorp
Columbia Banking System Inc.
The analysis compared financial information for Frontier and the median data for the commercial banks in the Frontier Peer Group as of and for the twelve months ending June 30, 2005. The table below sets forth the comparative data as of and for the twelve months ending June 30, 2005, with pricing data as of September 9, 2005:

			Frontier Peer
			Group
	Frontier		Median

Total assets (in millions)	$2,506.2		$2,326.6
Tangible equity/tangible assets	10.68%		6.64%
Return on average assets	2.01%		1.17%
Return on average equity	18.22%		12.87%
Price/tangible book value per share	316.7%		241.8%
Price/LTM earnings per share	18.34	x	18.07	x
Price/estimated 2005 earnings per share	17.09	x	16.37	x
Market capitalization (in millions)	$845.9		$386.1
     Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 192 merger transactions announced nationwide from January 1, 2004 through September 9, 2005 involving commercial banks as acquired institutions with transaction values greater than $15 million. Sandler O’Neill also reviewed 32 merger transactions announced during the same period involving commercial banks in the Western Region (Arizona, California, Hawaii, Idaho, Montana, Nevada Oregon, Washington and Wyoming) with transaction values greater than $15 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean and median multiples and premiums for the transactions. The median multiples were applied to NorthStar’s financial information as of and for the twelve months ended June 30, 2005. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of NorthStar’s common stock of $41.14 to $53.30 based upon the median multiples for nationwide commercial bank transactions and $40.97 to $46.61 based upon the median multiples for Western Region commercial bank transactions. The implied transaction value of the merger as calculated by Sandler O’Neill was $52.60 per share.
Nationwide & Western Region Transaction Multiples

	Nationwide			Western Region
	Median		Implied	Median		Implied
	Multiple		Value	Multiple		Value
Transaction price/LTM EPS	23.80	x	$53.30	20.49	x	$45.89
Transaction price/Book value	245.18%		$41.14	250.77%		$42.08
Transaction price/Tangible book value	253.38%		$42.52	253.38%		$42.52
Tangible book premium/Core deposits	19.83%		$44.50	20.25%		$46.61
Premium to market	28.95%		$41.52	27.23%		$40.97

     Discounted Cash Flow and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of NorthStar through December 31, 2008 under various circumstances, assuming that NorthStar performed in accordance with the earnings projections generated by and reviewed with management. For 2006 through 2008, Sandler O’Neill assumed annual earnings per share growth rates ranging from of approximately 22% to 12%. To approximate the terminal value of NorthStar common stock at December 31, 2008, Sandler O’Neill applied price/earnings multiples ranging from 15x to 23x and multiples of tangible book value ranging from 100% to 300%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of NorthStar common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of NorthStar common stock of $35.67 to $65.98 when applying the price/earnings multiples and $18.14 to $65.66 when applying multiples of tangible book value. The implied transaction value of the merger as calculated by Sandler O’Neill was $52.60 per share.

	Multiple of Price / Last Twelve Months Earnings
Discount Rate		15.0x	17.0x	19.0x	21.0x	23.0x
	9.00%	$43.03	$48.77	$54.50	$60.24	$65.98
	10.00	41.68	47.23	52.79	58.35	63.90
	11.00	40.38	45.76	51.14	56.53	61.91
	12.00	39.13	44.35	49.56	54.78	60.00
	13.00	37.93	42.99	48.04	53.10	58.16
	14.00	36.78	41.68	46.58	51.49	56.39
	15.00	35.67	40.43	45.18	49.94	54.69

	Multiple of Price / Tangible Book Value
Discount Rate		100%	150%	200%	250%	300%
	9.00%	$21.89	$32.83	$43.77	$54.72	$65.66
	10.00	21.20	31.80	42.40	53.00	63.59
	11.00	20.54	30.81	41.07	51.34	61.61
	12.00	19.90	29.85	39.81	49.76	59.71
	13.00	19.29	28.94	38.59	48.23	57.88
	14.00	18.71	28.06	37.41	46.77	56.12
	15.00	18.14	27.22	36.29	45.36	54.43
     Sandler O’Neill performed a similar analysis that estimated the future stream of after-tax cash flows of Frontier through December 31, 2008 under various circumstances, assuming Frontier’s projected dividend stream and that Frontier performed in accordance with the earnings projections reviewed with management. For periods after 2006, Sandler O’Neill assumed an annual earnings per share growth rate of approximately 11%. To approximate the terminal value of Frontier common stock at December 31, 2008, Sandler O’Neill applied price/earnings multiples ranging from 14x to 19x and multiples of tangible book value ranging from 100% to 350%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Frontier common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Frontier common stock of $22.98 to $36.47 when applying the price/earnings multiples and $10.95 to $39.35 when applying multiples of tangible book value.

	Multiple of Price / Last Twelve Months Earnings
Discount Rate		14.0x	15.0x	16.0x	17.0x	18.0x	19.0x
	9.00%	$27.51	$29.30	$31.10	$32.89	$34.68	$36.47
	10.00	26.68	28.41	30.15	31.88	33.62	35.35
	11.00	25.88	27.56	29.24	30.92	32.60	34.28
	12.00	25.11	26.74	28.37	30.00	31.62	33.25
	13.00	24.37	25.95	27.53	29.11	30.68	32.26
	14.00	23.66	25.19	26.72	28.25	29.78	31.31
	15.00	22.98	24.46	25.95	27.43	28.91	30.40

	Multiple of Price / Tangible Book Value
Discount Rate		100%	%	200%	250%	300%	350%
	9.00%	$1300	$18.27	$23.54	$28.81	$34.08	$39.35
	10.00	12.63	17.73	22.83	27.94	33.04	38.14
	11.00	12.27	17.21	22.15	27.10	32.04	36.98
	12.00	11.92	16.71	21.50	26.29	31.08	35.87
	13.00	11.58	16.23	20.87	25.51	30.16	34.80
	14.00	11.26	15.76	20.27	24.77	29.27	33.78
	15.00	10.95	15.32	19.69	24.05	28.42	32.79
     In connection with its analyses, Sandler O’Neill considered and discussed with the NorthStar Board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, growth rate of earnings per share and dividend payout ratio. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
     Contribution Analysis. Sandler O’Neill reviewed the relative contributions to be made by NorthStar and Frontier to the combined institution based on financial information of both companies as of June 30, 2005. The percentage of pro forma common shares owned was determined using the exchange ratio of 1.754. This analysis indicated that the implied contributions to the combined entity were as follows:

Contribution Analysis

	NorthStar	Frontier

Tangible assets	6.4%	93.6%
Core deposits	6.5%	93.5%
Net loans	6.3%	93.7%
Tangible equity	5.0%	95.0%
Year-to-date net income	4.3%	95.7%
Last twelve months net income	4.1%	95.9%
Estimated 2005 net income	4.4%	95.6%
Pro forma common ownership	4.9%	95.1%
     Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the first quarter of 2006, (2) 100% of the NorthStar shares are exchanged for Frontier common stock at an exchange ratio of 1.754, (3) earnings per share projections for NorthStar and Frontier are consistent with internal projections and guidance as discussed with management of both companies for 2005 and 2006, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Frontier and NorthStar. The analysis indicated that for the year ending December 31, 2006, the merger would be accretive to Frontier’s projected earnings per share and approximately 13% accretive to NorthStar’s earnings per share. The analysis also indicated that at the assumed closing date for the transaction, the merger would be approximately 5% dilutive to Frontier’s tangible book value per share and approximately 5% dilutive to NorthStar’s tangible book value per share.
     In connection with its analyses, Sandler O’Neill considered and discussed with the NorthStar Board how the pro forma analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of earnings per share of each company. Sandler O’Neill noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
     NorthStar has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $550,693 (based on the closing price of Frontier’s common stock as of September 9, 2005), of which $50,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. NorthStar has also paid Sandler O’Neill $100,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. NorthStar has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.
     Sandler O’Neill has in the past provided other investment banking services to NorthStar and received compensation for such services. Sandler O’Neill has also in the past provided certain investment banking services to Frontier, and they may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to NorthStar and Frontier and their respective affiliates and may actively trade the debt and/or equity securities of NorthStar and Frontier and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
Interests of Certain Persons in the Merger
     Stock Ownership. The directors, executive officers and principal shareholders of NorthStar, together with their affiliates, beneficially owned (assuming the exercise of their outstanding options), as of the record date for the special meeting, a total of 476,949 shares of NorthStar common stock representing 52.93% of all outstanding shares of NorthStar common stock and options to purchase NorthStar common stock which may be immediately exercisable on the effective date of the merger. The directors and executive officers of NorthStar will receive the same consideration in the merger for their shares as the other shareholders of NorthStar, plus Frontier common stock with respect to their options. None of the directors or executive officers of NorthStar has indicated that he or she has any plans to exercise his or her options prior to the completion of the merger. Various members of NorthStar’s management and the NorthStar board have other interests in the merger, as described below, that are in addition to their interests as NorthStar shareholders. The NorthStar board is aware of those interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.
     Stock Options. At the effective date of the merger, NorthStar options to purchase NorthStar common stock held by each NorthStar employee and each NorthStar director will be converted into options to purchase Frontier common stock. As of the date of this proxy statement/prospectus, the officers and other employees of NorthStar held options to acquire a total of ___shares of NorthStar common stock and the non-employee directors of NorthStar held options acquire a total of ___shares of NorthStar common stock. The total value of stock payable with respect to such options and the ___options exercised since the date of the merger agreement (net of the exercise prices payable by the optionholders) is estimated at $___(based on the current trading price of Frontier common stock of approximately $___). All the NorthStar options will be immediately and fully exercisable as a result of the merger.
     NorthStar Change in Control Obligations. NorthStar is a party to employment agreements with its chairman, president and chief executive officer, Ellen M. Sas, and its executive vice president and chief lending officer, Duane M. Oord, which generally provide for change of control payments equal to two times their highest annual compensation from NorthStar reported on IRS Form W-2 (without regard to 401(k) plan deferrals) for the three years prior to the effective date of the merger. NorthStar has also entered into an employment agreement with Eric D. Jensen, Executive Vice President and Chief Financial Officer which provides for a change in control payment equal to two times his highest W-2 income (before salary deferrals) received from the Bank over the three years prior to the effective date of the merger. The estimated aggregate cash payment payable by NorthStar under these agreements upon completion of the merger is approximately $1.23 million. Ms. Sas and Mr. Oord have entered into non-competition and non-solicitation agreements with Frontier effective as of the completion of the merger, which prohibit them from competing with Frontier, or soliciting the employees of Frontier for a period to two years after the effective date. Frontier does not intend to enter into any written employment, severance, change of control or similar agreements with the executive officers or directors of NorthStar.
     Insurance. NorthStar has agreed to cause the persons serving as officers and directors of NorthStar immediately prior to the effective date of the merger to be covered by the current policies of the directors and officers liability insurance maintained by NorthStar for a period of five years after the effective date of the merger with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the effective date.

Certain Federal Income Tax Consequences
     The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of NorthStar common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.
     This discussion assumes that the NorthStar shareholders hold their shares of NorthStar common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to NorthStar shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are:
•	financial institutions, mutual funds or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	NorthStar shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may otherwise be subject to the alternative minimum tax provisions of the Code; or

•	NorthStar shareholders who received their NorthStar common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.
     Consummation of the merger is conditioned upon the receipt by NorthStar of the opinion of Keller Rohrback L.L.P., counsel to Frontier, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither NorthStar nor Frontier intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.
     Assuming the facts as set forth in the opinion referred to above occur, the United States federal income tax consequences of the merger to a holder generally will be as described below.
     Exchange Solely for Frontier Common Stock. If pursuant to the merger a holder exchanges all of his or her shares of NorthStar common stock solely for shares of Frontier common stock, that holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Frontier common stock (as discussed below). The aggregate adjusted tax basis of the shares of Frontier common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of NorthStar common stock surrendered for the Frontier common stock (reduced by the tax basis allocable to any fractional share of NorthStar common stock for which cash is received), and the holding period of the Frontier common stock will include the period during which the shares of NorthStar common stock were held. If a holder has differing bases or holding periods in respect of his or her shares of NorthStar common stock, the holder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Frontier common stock received in the exchange.
     Cash Received in Lieu of a Fractional Share. Cash received by a holder in lieu of a fractional share of Frontier common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of NorthStar common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of NorthStar common stock is more than one year.
     Dissenting Shareholders. Holders of NorthStar common stock who dissent with respect to the merger as discussed in “Dissenters’ Rights” beginning on page 38 of this proxy statement/prospectus, and who receive cash in respect of their shares of NorthStar common stock will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares.
     Backup Withholding. Non-corporate shareholders of NorthStar may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:
•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.
     Reporting Requirements. Shareholders who receive Frontier common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with his or her federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. NorthStar’s shareholders will be responsible for the preparation of their own tax returns.
     This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to an NorthStar shareholder will depend upon the facts of his or her particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular tax consequences to you of the merger.
Conduct of NorthStar’s Business Pending the Merger
     NorthStar has agreed in the merger agreement to operate its businesses in the usual, regular and ordinary course and to use its best efforts to preserve its business relationships and to retain key employees. The merger agreement provides that, except with the written consent of Frontier, neither NorthStar nor NorthStar Bank may:
•	amend its articles of incorporation or bylaws;

•	issue any additional shares of capital stock (except upon the exercise of outstanding options), options, warrants or other stock-based compensation rights;

•	dispose of or discontinue any of its assets, businesses or properties that are material to NorthStar;

•	merge, consolidate with, or acquire any business or property of any other party that is material to NorthStar;

•	repurchase any of its capital stock, split or otherwise subdivide its capital stock, recapitalize in any way or declare a cash or stock dividend on NorthStar common stock (except as necessary to pay transaction costs and distributions on outstanding trust preferred);

•	incur any additional debt except in the ordinary course of business;

•	increase compensation, pay bonuses or enter into severance arrangements;

•	amend any existing employment contract with any person or enter into any new employment contract;

•	adopt any new employee benefit plan or make any material change to an existing employee benefit plan;

•	make any capital expenditures exceeding $50,000 individually;

•	enter into, renew, terminate or change any material contract, agreement or lease;

•	settle any litigation;

•	extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, except that NorthStar shall not, other than in accordance with mutually agreed procedures, make any new loan or extend or renew any existing loan in excess of $500,000,

•	change its lending, investment, liability management or other material banking policies in any material respect; or

•	incur more than $2.75 million in transaction costs.
Conditions to the Completion of the Merger
     Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

     The respective obligations of Frontier and NorthStar to complete the merger are subject to the following conditions:
•	approval of the merger agreement by two-thirds majority vote of all outstanding shares of NorthStar common stock at the special meeting of NorthStar’s shareholders;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	absence of any pending or threatened claim, action, or investigation before a court or governmental agency that threatens to prevent the completion of the merger;

•	the absence of any order, decree or injunction of any court or agency that prohibits completion of the merger;

•	effectiveness of the registration statement for the Frontier shares to be issued in the merger;

•	approval by the Nasdaq National Market of listing of the shares of Frontier common stock to be issued in the merger;

•	accuracy of the other party’s representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a “material adverse effect” on the party making those representations and warranties (see “—Representations and Warranties” below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

•	that there be no change or threatened change relative to: (a) the business, property, assets (including loan portfolio), liabilities, financial or other condition of NorthStar or Frontier (unless due to changes in banking regulations, accepted accounting principles, or general economic conditions, or acts approved by the other party) which is reasonably likely, individually or in the aggregate, to have a material adverse effect on such business, or (b) the ability of each party to complete the transaction, in the period from execution of the merger agreement to the effective date of the transaction;

•	the receipt by NorthStar and Frontier of an opinion of Frontier’s counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.
     The obligations of Frontier under the merger agreement are subject to the following conditions:
•	receipt by Frontier of agreements from each affiliate of NorthStar relating to restrictions on disposition of Frontier shares received by such affiliates;

•	the number of shares of NorthStar common stock for which dissenters’ rights of appraisal are perfected as of the effective date or payable in cash for fractional shares shall not exceed 15% of the outstanding shares;

•	receipt of voting agreements from each director and executive officer of NorthStar; and

•	receipt of noncompetition and nonsolicitation agreements from each director of NorthStar and NorthStar Bank, and from two of its executive officers, Ellen M. Sas and Duane M. Oord.
     The obligations of NorthStar under the merger agreement are subject to the following conditions:
•	NorthStar’s financial advisor shall not have withdrawn its fairness opinion; and
•	nothing shall have come to NorthStar’s attention to cause it to have a reasonable belief that the merger will not be treated as a reorganization within the meaning of section 368(a) of the Code.
Representations and Warranties
     Each of NorthStar and Frontier has made representations and warranties to the other in the merger agreement as to, among other things:
•	corporate organization, existence and qualification to conduct business;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	capital structure;

•	governmental and third-party consents necessary to complete the merger;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	compliance with laws;

•	SEC and regulatory filings;

•	accuracy of financial statements;

•	absence of any undisclosed liabilities;

•	loan portfolio;

•	tax treatment of the merger;

•	agreements with regulatory agencies and regulatory approvals;

•	absence of legal proceedings and regulatory actions; and

•	tax matters.
     NorthStar has also made representations and warranties to Frontier with respect to real estate and personal property, environmental matters, fees payable to financial advisors in connection with the merger, inapplicability of state anti-takeover laws, loan classification and loss allowances, insurance, material contracts and leases, employee benefit plans, and the receipt of a fairness opinion.

No Solicitation by NorthStar
     NorthStar has agreed that it will not solicit, authorize, encourage or facilitate any inquiries with respect to any:
•	tender offer;

•	any proposal for a merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution or other business combination involving NorthStar; or

•	any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, NorthStar.
     In our discussion we refer to any offer or proposal of the type described in any of the prior bullet points as an “acquisition proposal.”
     NorthStar, however, may negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if NorthStar’s board determines in good faith, consistent with its fiduciary duties upon advice of its financial advisor and counsel, that the proposal or offer would reasonably be expected to result in a transaction that is:
•	for either (A) a merger, reorganization or similar transaction involving NorthStar, (B) a sale, transfer or other disposition of at least 50% of the assets of NorthStar, or (C) the acquisition by a person of beneficial ownership of 50% or more of NorthStar’s common stock;

•	more favorable to NorthStar shareholders from a financial point of view than the transaction contemplated by the merger agreement with Frontier; and

•	reasonably capable of being completed.
     In our discussion we refer to any offer or proposal described above as a “superior proposal.” Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, NorthStar must execute a confidentiality agreement with the other party and NorthStar’s board must promptly notify Frontier of the other party’s proposal, any information requested from, and any such discussions or negotiations sought to be initiated or continued with, NorthStar.
Regulatory Approvals Required for the Merger
     Frontier and NorthStar have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Deposit Insurance Corporation (FDIC), the Washington Department of Financial Institutions and, unless otherwise waived, the Federal Reserve. We filed applications with the FDIC and the Department of Financial Institutions seeking such approvals on November 25, 2005, and intend to file a request to obtain a waiver from the Federal Reserve promptly after obtaining FDIC approval. The merger cannot proceed in the absence of these regulatory approvals. Although Frontier and NorthStar expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

     Frontier and NorthStar are not aware of any other material governmental approvals or actions that are required prior to the parties’ consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.
     Bank Merger Act Approval. The merger of NorthStar Bank into Frontier Bank as contemplated herein is subject to approval of the Federal Deposit Insurance Corporation (FDIC) pursuant to the Bank Merger Act (12 U.S.C. Sec. 1828 et seq.). The Bank Merger Act (the “BMA”) requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 (“CRA”) in meeting the credit needs of the entire community, including low-and moderate-income neighborhoods, served by such institutions.
     Washington Department of Financial Institutions. The Department of Financial Institutions must be notified at least 30 days prior to the completion of the merger and provided with a copy of the application to the FDIC and certain other information, as a result of the change of control of NorthStar’s banking subsidiary, NorthStar Bank. Upon receipt of the merger agreement (which is filed as an exhibit to the application), the Department of Financial Institutions will approve the merger if it determines that the transaction provides adequate capital structure, is fair and not contrary to the public interest.
     Federal Reserve Board. The Federal Reserve must approve the merger before the merger of NorthStar can be completed, because Frontier is a bank holding company proposing to acquire NorthStar, another bank holding company, unless such approval is waived pursuant to the Federal Reserve’s regulations. Based on the fact that the transaction is subject to the approval of the FDIC, Frontier intends to file a waiver request with the Federal Reserve to waive the application requirements.
     The approval of any application merely implies satisfaction of regulatory criteria for approval, which does not include review of the transaction from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed transaction.
     The merger agreement provides that if the merger has not been consummated on or before March 31, 2006, and Frontier and NorthStar have not agreed upon an extension, the merger agreement may be terminated, subject to certain conditions, by Frontier or NorthStar. Since there is the possibility that regulatory approval may not be obtained for a substantial period of time after approval of the merger agreement by NorthStar’s shareholders, there can be no assurance that the merger will be consummated by March 31, 2006. In addition, should regulatory approval require any material change, a resolicitation of shareholders may be required if regulatory approval is obtained after shareholder approval of the merger agreement.
     Frontier and NorthStar are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Frontier and NorthStar intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the special meeting.
     The merger cannot be completed unless all necessary regulatory approvals are granted. In addition, Frontier may elect not to complete the merger if any condition under which any regulatory approval is granted is unreasonably burdensome to Frontier. See “The Merger—Conditions to the Completion of the Merger” and “—Termination of the Merger Agreement.”
Dissenters’ Rights
     In accordance with Chapter 13 of the Washington Business Corporation Act (Chapter 23B.13 of the Revised Code of Washington), NorthStar’s shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their NorthStar common stock.
     NorthStar shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 13 in order to perfect their rights. NorthStar and Frontier will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by an NorthStar shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the WBCA, the full text of which is set forth in Appendix C.
     A shareholder who wishes to assert dissenters’ rights must (i) deliver to NorthStar before the vote is taken by NorthStar shareholders notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to NorthStar at the following address within the requisite time period:
NorthStar Financial Corporation
5602 — 15th Avenue N.W.
Seattle, Washington 98107
Attn: Eric D. Jensen, Corporate Secretary
     A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to NorthStar a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to NorthStar the record shareholder’s written consent and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.
     A shareholder who does not deliver to NorthStar prior to the vote being taken by NorthStar shareholders a notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger agreement or abstain from voting. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of NorthStar common stock represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder’s statutory dissenters’ rights.

     If the merger is effected, Frontier as the surviving corporation shall, within ten days after the effective date of the merger, deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with Chapter 13 of the WBCA. Such notice will, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment; and (iv) set a date by which Frontier must receive the payment demand, which date will be between 30 and 60 days after notice is delivered.
     A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.
     Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Frontier shall pay each dissenter with properly perfected dissenters’ rights Frontier’s estimate of the “fair value” of the shareholder’s interest, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own NorthStar shares prior to the public announcement of the merger, Frontier is required to make the payment only after the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger. The rate of interest is generally required to be the rate at which Frontier can borrow money from other banks.
     A dissenter who is dissatisfied with Frontier’s estimate of the fair value or believes that interest due is incorrectly calculated may notify NorthStar of the dissenter’s estimate of the fair value and amount of interest due. If Frontier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value then Frontier must, within 60 days, petition a court to determine the fair value.
     In view of the complexity of Chapter 13 of the WBCA and the requirement that shareholders must strictly comply with the provisions of Chapter 13 of the WBCA, shareholders of NorthStar who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.
Termination of the Merger Agreement
     General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of NorthStar, in any of the following ways:
•	by mutual consent of Frontier and NorthStar;

•	by either Frontier or NorthStar, 60 days after the date on which any application for a required regulatory approval is denied (or should any required approval be conditioned upon a substantial deviation from the transactions contemplated), unless such denial is appealed within 14 business days;

•	by either Frontier or NorthStar, if the merger is not completed on or before March 31, 2006, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement;

•	by either Frontier or NorthStar, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger;

•	by either Frontier or NorthStar if an event occurs between execution of the merger agreement and the effective date of the merger that has an adverse material effect on the business of the other party unrelated to changes in the banking industry, the general economy, accounting principles, or actions authorized by the party seeking to terminate the merger agreement;

•	by NorthStar if its financial advisor, Sandler O’Neill, withdraws its fairness opinion;

•	by NorthStar if its board of directors determines in good faith, after consultation with outside counsel, that in light of an unsolicited superior proposal it must terminate the merger agreement to comply with its fiduciary duties to NorthStar and its shareholders, provided that NorthStar may terminate the merger agreement solely in order to concurrently enter into a letter of intent, agreement in principle, an acquisition agreement or other similar agreement (an “acquisition agreement”) related to a superior proposal. Furthermore, NorthStar may terminate the merger agreement only after the fifth day following Frontier’s receipt of a written notice advising Frontier that NorthStar’s board of directors is prepared to accept a superior proposal, and only if, during that five-day period, if Frontier so elects, NorthStar has negotiated in good faith with Frontier to make adjustments in the terms and conditions of the merger agreement as would enable Frontier to proceed with the merger on those adjusted terms; or

•	by NorthStar if the average closing price of Frontier shares for the twenty trading days prior to the determination date is less than $22.81 and Frontier’s stock has underperformed an index of publicly traded financial institutions by more than 10%, unless Frontier’s board agrees to increase the number of shares of Frontier common stock so that the value of the merger consideration is not less than $40.00 per share of NorthStar common stock or an indexed amount to be calculated pursuant to the merger agreement.
It is not possible to know whether the price-based termination right will be triggered until after the third trading day immediately prior to the effective date of the merger (the “determination date”). If NorthStar’s shareholders approve and adopt the merger agreement at the special meeting and afterward NorthStar’s price-based termination right is triggered, the NorthStar board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and without any further action by or resolicitation of the shareholders of NorthStar, or to terminate the merger agreement.
Termination Fee. NorthStar must pay Frontier a termination fee of $1.0 million if:
•	NorthStar terminates the merger agreement in order to accept a superior proposal;

•	NorthStar terminates the merger agreement because Sandler O’Neill’s fairness opinion is withdrawn for any reason and on or before March 31, 2006 NorthStar enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination involving NorthStar or NorthStar Bank, or the sale of a substantial equity interest in, or a substantial portion of the assets of, NorthStar or NorthStar Bank;

•	if the board of directors of NorthStar fails to recommend that the shareholders approve the transaction for any reason and the agreement is terminated by mutual agreement or by either party because the merger is not completed by March 31, 2006 or by Frontier for breach of covenant; or

•	an acquisition proposal with respect to NorthStar has been made known to NorthStar and has been publicly announced or otherwise become public, or been made to the NorthStar shareholders, and after which both of the following occurs:
(a)	the merger agreement is terminated by Frontier or NorthStar because the merger is not completed on or before March 31, 2006, and prior to that date the shareholders of NorthStar have not previously approved the merger; and

(b)	on or before March 31, 2006 (1) NorthStar or NorthStar Bank enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination, or the sale of a substantial equity interest in, or a substantial portion of the assets of NorthStar or NorthStar Bank.
     Further, NorthStar must pay Frontier a termination fee of $500,000 if:
•	either party terminates the merger agreement by reason of NorthStar’s material breach of any of its representations, warranties, covenants or agreements in the merger agreement, which breach is not cured within 30 days following written notice by Frontier, or which breach, by its nature, cannot be cured prior to the closing date of the merger.
     Frontier is entitled to only one termination fee.
     NorthStar agreed to this termination fee arrangement in order to induce Frontier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire NorthStar.
     Frontier must pay NorthStar a termination fee of $500,000 if:
•	either party terminates the merger agreement by reason of Frontier’s material breach of any of its representations, warranties, covenants or agreements in the merger agreement, which breach is not cured within 30 days following written notice by NorthStar, or which breach, by its nature, cannot be cured prior to the closing date of the merger.
     Effect of Termination. If the merger agreement is terminated, subject to the termination fee provisions, it will become void and there will be no liability on the part of Frontier or NorthStar or their respective officers or directors, except that:
•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

•	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

•	Frontier and NorthStar each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.
Extension, Waiver and Amendment of the Merger Agreement
     Extension and Waiver. At any time prior to the completion of the merger, each of Frontier and NorthStar may, to the extent legally allowed:
•	extend the time for the performance of the obligations under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.
     Amendment. Subject to compliance with applicable law, Frontier and NorthStar may amend the merger agreement at any time before or after approval of the merger agreement by NorthStar shareholders. However, after approval of the merger agreement by NorthStar shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the NorthStar shareholders.
Stock Market Listing
     Frontier common stock is listed on the Nasdaq National Market. Frontier has agreed to use its reasonable best efforts to cause the shares of Frontier common stock to be issued in the merger to be listed on the Nasdaq National Market. It is a condition of the merger that those shares be listed on the Nasdaq National Market.
Resale of Frontier Common Stock
     The shares of Frontier common stock to be issued to shareholders of NorthStar upon consummation of the merger have been registered under the Securities Act of 1933, as amended. Such shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of NorthStar or Frontier as that term is defined in the rules under the Securities Act. Frontier common stock received by those shareholders of NorthStar who are deemed to be “affiliates” of NorthStar on the date of the special meeting may be resold without registration only to the extent provided for by rule 145, which permits limited sales under certain circumstances, or as otherwise permitted under the Securities Act.
     An “affiliate” of NorthStar is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, NorthStar. These restrictions generally are expected to apply to the directors and executive officers of NorthStar. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Frontier will give stop transfer instructions to the transfer agent with respect to the shares of Frontier common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.
     In the merger agreement, NorthStar has agreed to use its best efforts to cause each person who may be deemed to be an affiliate of NorthStar to enter into an agreement with Frontier providing that such affiliate will not sell, transfer, or otherwise dispose of the shares of Frontier common stock to be received by such person in the merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This proxy statement/prospectus does not cover any resales of Frontier common stock received by affiliates of NorthStar.
Accounting Treatment
     The acquisition of NorthStar will be accounted for using the purchase method of accounting by Frontier under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of NorthStar will be recorded by Frontier at their respective fair values at the time of the merger. The excess of Frontier’s purchase price over the net fair value of assets acquired including identifiable intangible asset(s), and liabilities assumed is recorded as goodwill. Goodwill will be periodically reviewed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of NorthStar will be included in Frontier’s consolidated statement of operations after the date of the merger. The intangible asset(s) will be amortized against the combined company’s earnings following completion of the merger.
Expenses
     The merger agreement provides that each of Frontier and NorthStar will pay its own expenses in connection with the transactions contemplated by the merger agreement.
BUSINESSES OF THE PARTIES TO THE MERGER
Industry Overview
     The commercial banking industry continues to undergo increased competition, consolidation and change. Non-insured financial service companies such as mutual funds, brokerage firms, insurance companies, mortgage companies and leasing companies are offering alternative investment opportunities for customers’ funds or lending sources for their needs. Banks have been granted extended powers to better compete, including the limited right to sell insurance and securities products, but the percentage of financial transactions handled by commercial banks has dropped steadily. Although the amount of deposits in banks is remaining relatively steady, such deposits represent less than 20% of household financial assets compared to over 35% twenty-five years ago. This trend represents a continuing shift to stocks, bonds, mutual funds and retirement accounts.
     Nonetheless, commercial banks are reducing costs by consolidation and exploring alternative products and different ways of delivering bank products. Although new community banks continue to be organized, bank mergers substantially outstrip formations.
     To more effectively and efficiently deliver their products, banks are opening in-store branches, installing more automated teller machines (“ATMs”) and investing in technology to permit telephone, personal computer and Internet banking. While all banks are experiencing the effects of the changing environment, the manner in which banks choose to compete is increasing the gap between larger super-regional banks, committed to becoming national or regional “brand names” providing a broad selection of products at low cost and with advanced technology, and community banks that provide most of the same products but with a commitment to personal service and with local ties to the customers and communities they serve.

Frontier
     Frontier is a Washington corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Frontier is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, Frontier Bank. Frontier Bank is headquartered in Everett, Washington and conducts business from its 41 branch offices located in Clallam, Jefferson, King, Kitsap, Pierce, Skagit, Snohomish and Whatcom counties in western Washington. As of September 30, 2005, Frontier had total assets of approximately $2.58 billion, net loans receivable of approximately $2.27 billion, total deposits of approximately $2.02 billion and shareholder’s equity of approximately $286 million. Frontier was incorporated in 1983.
     Frontier Bank is a Washington state-chartered commercial bank. It was incorporated in 1978. Frontier Bank offers a wide range of financial services to commercial and individual customers, including short-term and medium-term loans, lines of credit, inventory and accounts receivable financing, equipment financing, residential and commercial construction and mortgage loans secured by real estate, various savings programs, checking accounts, installment and personal loans, and bank credit cards.
     Frontier Bank’s loan portfolio consists of primarily of loans secured by real estate, although emphasis is also placed on commercial and agriculture loans, consumer installment loans and bankcard loans. At December 31, 2004, real estate loans comprised 82% of the portfolio, while commercial and agriculture loans made up 15% of the portfolio and installment and bankcard loans were 3%. Loans totaled $1.97 billion, and were 110% of deposits. Almost all of these loans were to borrowers within the Bank’s principal market areas.
     The Bank’s primary source of funds has historically been customer deposits. The Bank offers a variety of accounts designed to attract both short-term and long-term deposits from its market area. These accounts include NOW, money market, sweep accounts, savings and certificates of deposit. Interest rates paid on these account vary from time to time and are based on competitive factors and liquidity needs. One of the goals of management is to maintain noninterest-bearing deposits at the highest level possible. These are low cost funds and help to increase the net interest margin. Over the last three years, noninterest-bearing accounts have grown from 15.2% of total deposits in 2002 to 17.4% of total deposits in 2004.
     The Bank offers other financial services complementary to banking including an insurance and investment center that markets annuities, life insurance products, and mutual funds to Bank customers and the general public, a trust department that offers a full array of trust services, and a private banking office to provide personal service to high net worth customers.
     In February of 2004, the Bank opened a full service banking office in downtown Seattle, its only office in downtown Seattle. In April 2004, the Bank opened a real estate lending office in Tacoma, Pierce County, which makes commercial and residential property loans.
     The deposits of Frontier Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”), up to the limits specified by law.
     Market Area. Headquartered in Everett, Washington, Frontier serves its customers from forty-one full service offices. In Snohomish County, three offices are located in Everett, and one office each is located in Arlington, Edmonds, Lake Stevens, Marysville, Mill Creek, Monroe, Lynnwood, Smokey Point, Snohomish, and Stanwood. Seven offices are located in Pierce County in the cities of Buckley, Edgewood, Milton, Orting, Puyallup, Sumner and Tacoma. Frontier has ten branches in King County, one each in Bothell, Duvall, Kent, Kirkland, Lake City (Seattle), Redmond, Renton, Seattle, Totem Lake

(Kirkland), and Woodinville. In addition, the following eleven branches are located in Clallam, Jefferson, Kitsap, Skagit and Whatcom Counties: two branches each in Bellingham and Poulsbo, and one each in Bainbridge Island, Lynden, Mount Vernon, Port Angeles, Port Townsend, Sequim and Silverdale.
     The Western Washington region, particularly King, Pierce and Snohomish Counties, experienced significant growth in the 1990s, then an economic slowdown from which it has been steadily recovering over the past year or two.
     Despite the relocation of its corporate headquarters to Chicago, the Boeing Company remains the largest employer in Western Washington, including King and Snohomish Counties. Boeing substantially reduced its workforce in Frontier’s market area as a result of the nationwide slowdown in the airline and aerospace industry after the tragic events of September 11, 2001 but recently began adding jobs and hiring again. Significant Boeing layoffs in the past have not affected Frontier Bank’s asset quality; however, there can be no assurance that any future Boeing layoffs will not adversely affect Frontier Bank’s loan portfolio.
     Frontier Bank’s market area in King County includes the growing cities on the Eastside of King County, across Lake Washington. This area’s economy has been dominated by Microsoft, with other high technology companies playing an important role. Slowdowns and retrenchment with a number of these firms has led to slower economic growth than in the past with a potential impact on the financial services firms that serve the area. Vacancy rates for the commercial real estate market in King County have improved significantly but still remain at historically high levels.
     The economy in Frontier headquarters’ market area in Everett, traditionally dominated by the Navy, has become more diversified with the healthcare and biotechnology industries, two industries which were less affected by the recent economic slowdown.
     Business Strategy. Frontier is attempting to pursue the following strategies:
•	increasing the percentage of its assets consisting of business, construction, and commercial real estate loans with higher risk-adjusted returns, shorter maturities and greater sensitivity to interest rate fluctuations;

•	increasing deposits by attracting lower cost transaction accounts (such as checking, savings and money market accounts) through an enhanced branch network and online banking;

•	maintaining cost-effective operations by efficiently offering products and services;

•	maintaining its capital position at or above the “well-capitalized” (as defined for regulatory purposes) level; and

•	exploring prudent means to grow the business internally and/or through acquisitions.
     A source of future growth may be through acquisitions. Frontier’s management believes that many other financial institutions are considering selling their institutions for a variety of reasons, including lack of shareholder liquidity, management succession issues, technology challenges, and increasing competition. Frontier actively reviews proposals for various acquisition opportunities. The objective of acquisitions will be to increase the opportunity for quality earning asset growth, deposit generation and fee-based income opportunities; diversify the earning assets portfolio and core deposit base through expansion into new geographic markets; maintain a well capitalized position after the acquisition; improve the potential profits from the combined operations through economies of scale; and

enhance shareholder value measured through increasing return on equity and/or increasing earnings per share.
     Frontier’s ability to make future acquisitions depends on several factors such as the availability of suitable acquisition candidates, necessary regulatory and shareholder approval, compliance with applicable capital requirements and, in the case of cash acquisitions, on its cash assets or ability to acquire cash. Frontier may need to obtain additional debt and equity capital in pursuing its business strategy. Frontier’s access to capital markets or the costs of this capital can be impacted by economic, financial, competitive and other conditions beyond Frontier’s control. Further, acquisition candidates may not be available in the future on favorable terms. There are only a limited number of suitable acquisition candidates with in Frontier’s existing and potential market areas, and many of these candidates would also be attractive acquisition candidates for other financial institutions. This competition is likely to affect Frontier’s ability to make acquisitions, increase the price paid for certain acquisitions, and increase the costs of analyzing possible acquisitions. Therefore, no assurance can be made that acquisition activity will continue in the future.
     Managing growth through acquisitions is a challenging process that includes integration and training of personnel, developing common products and pricing, combining office and operations policies and procedures, data processing conversion and various other matters. After any acquisition, Frontier may experience adverse changes in results of operations of acquired entities, unforeseen liabilities, asset quality problems of acquired entities, loss of key personnel, loss of customers because of change in identity, difficulties in integrating data processing and operational procedures, and deterioration in local economic conditions.
     Facilities. Frontier owns its administrative offices and operations centers in Everett and Sumner, and 24 of its branches, through its wholly-owned bank premises holding corporation subsidiary, FFP, Inc., which leases the properties to the Bank. Owned offices and branches range in size from 1,000 to 42,000 square feet and have a total net book value at December 31, 2004, including leasehold improvements, furniture and fixtures, of $29.2 million.
     Competition. The banking industry is highly competitive. Frontier Bank faces strong competition in attracting deposits and in originating loans. The most direct competition for deposits has historically come from other commercial banks, saving institutions and credit unions located in the primary market area. As with all banking organizations, Frontier also has competition from nonbanking sources, including mutual funds, corporate and governmental debt securities and other investment alternatives. Frontier expects increasing competition from other financial institutions and nonbanking sources in the future. Many of Frontier’s competitors have more significant financial resources, larger market share and greater name recognition than Frontier. The existence of such competitors may make it difficult for Frontier to achieve its financial goals.
     Competition has further increased as a result of Washington banking laws that permit statewide branching of Washington domiciled financial institutions and acquisitions of Washington-based financial institutions by out-of-state bank holding companies.
     Management believes that the principal competitive factors affecting Frontier’s markets include interest rates paid on deposits and charged on loans, the range of banking products available, and customer service and support. Although management believes that Frontier’s products currently compete favorably with respect to these factors, there can be no assurance that Frontier can maintain its competitive position against current and potential competitors, especially those with significantly greater financial resources.

     Frontier’s competition for loans comes principally from other commercial banks, savings institutions, credit unions and mortgage banking companies. Frontier competes for loans principally through the efficiency and quality of the services it provides borrowers, real estate brokers and home builders, and the interest rates and loan fees it charges.
     Frontier competes for deposits by offering depositors a wide variety of checking accounts, savings accounts, certificates and other services. Frontier’s ability to attract and retain deposits depends on its ability to provide deposit products that satisfy the requirements of customers as to interest rates, liquidity, transaction fees, risk of loss of deposit, convenience and other factors. Deposit relationships are actively solicited through a sales and service system.
     Changes in technology, mostly from the growing use of computers and computer-based technology, present competitive challenges to Frontier. Large banking institutions typically have the ability to devote significant resources to developing and maintaining technology-based services such as on-line banking and other banking products and services over the Internet, including deposit services and mortgage loans. Some new banking competitors offer all of these services online. Customers who bank by computer or by telephone may not need to go to a branch location in person. Frontier’s high service philosophy emphasizes face-to-face contact with tellers, loan officers and other employees. Frontier believes a personal approach to banking is a competitive advantage, one that will remain popular in the communities that it serves. However, customer preferences may change, and the rapid growth of online banking could, at some point, render Frontier’s personal, branch-based approach obsolete. Frontier believes that it has reduced this risk by offering on-line banking services to its customers, and by continuing to provide 24-hour banking services. There can be no assurance that these efforts will be successful in preventing the loss of customers to competitors.
     Employees. As of October 31, 2005, Frontier and its subsidiaries had 649 full-time equivalent employees. None of Frontier’s employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.
     Legal Proceedings. Periodically and in the ordinary course of business, various claims and lawsuits are brought against Frontier or Frontier Bank, such as claims to enforce liens, condemnation proceedings on properties in which Frontier Bank held security interests, claims involving the making and servicing of real property loans and other issues incident to the business of Frontier and Frontier Bank. In the opinion of management, the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on the financial position or results of operations of Frontier.
     Financial and other information relating to Frontier is set forth in Frontier’s annual report on Form 10-K for the year ended December 31, 2004. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of Frontier, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management, and certain relationships and related transactions, is set forth in or incorporated by reference in Frontier’s annual report on Form 10-K for the year ended December 31, 2004, and Frontier’s proxy statement dated March 14, 2005, for its annual meeting of shareholders. Copies of this information may be obtained from Frontier as indicated under “Where You Can Find More Information.”
NorthStar
     NorthStar is a Washington corporation registered as a bank holding company under The Bank Holding Company Act of 1956. NorthStar is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, NorthStar Bank. NorthStar Bank is headquartered in Seattle, Washington, and conducts business from two branch offices located in the

Ballard and Fremont neighborhoods north of downtown Seattle and a home loan production office south of Seattle in Puyallup. As of September 30, 2005, NorthStar had total assets of approximately $180.5 million, total loans receivable of approximately $149.8 million, total deposits of approximately $147.2 million and shareholders’ equity of approximately $14.3 million.
     NorthStar Bank is a Washington state-chartered commercial bank that is a member of the Federal Reserve. NorthStar Bank engages primarily in the business of providing commercial, real estate, private and professional banking services to commercial and individual customers in Ballard, Fremont and nearby neighborhoods, including short-term and medium-term loans, revolving credit facilities, residential and commercial construction lending, mortgage lending, various savings programs, checking accounts, installment and personal loans, and bank credit cards. The Bank has emphasized commercial lending in the past several years and also opened a home loan production office last year in Puyallup, south of Seattle in Pierce County.
     Business Strategy. Since its organization in 1994, NorthStar Bank has pursued an aggressive growth strategy. NorthStar has capitalized on market opportunities created by failures of larger banking organizations to focus on local customers following mergers and consolidations and on the strength and experience of its management team. NorthStar has successfully grown its assets to approximately $180.5 million in eleven years, with corresponding growth in revenues and earnings, by differentiating its level of service and by being disciplined and focused in its marketing activities.
     NorthStar Bank has always prioritized timely local decision-making and emphasized the highest level of personal banking service. NorthStar strives to attract and retain the most dedicated and experienced banking professionals in the market and has built its business model around relationship managers that remain directly involved in all aspects of customer relationships.
     NorthStar invests a considerable amount of management and officer time in developing and maintaining referral networks, particularly with professional firms and existing customers. Targets include small-to medium sized businesses that are generally privately held and not in higher-risk industries requiring specialized knowledge.
     Certain financial-related products and service areas have been identified as important to NorthStar Bank’s customer base, yet at the Bank’s current volume remain too costly for direct investment. Therefore, NorthStar has developed strategic referral alliances with providers of equipment leasing, asset-based financing, long-term commercial real estate lending, investment management and payroll processing. These alliances allow NorthStar Bank to expand its product offerings and generate fee income without significant capital investment.
     Products and Services. NorthStar Bank provides its customers a traditional array of deposit products, including non-interest checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. In addition, the Bank offers specialized loans for its business and commercial customers, including working capital and term financing, commercial and standby letter of credit financing, real estate construction loans and SBA loans for qualified businesses. Commercial lending is the primary focus of NorthStar Bank’s lending activities and a significant portion of its loan portfolio consists of commercial loans.
     Real estate loans are also available for construction, purchase and refinancing of residential owner-occupied and rental properties, with a variety of fixed and adjustable rate options and terms.
     NorthStar Bank provides loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit.

     Market Area. NorthStar Bank primarily accepts deposits and makes loans within the Ballard and Fremont neighborhoods north of downtown Seattle and in nearby neighborhoods, and generates home loans through its loan production office in Puyallup. Due to this market focus, NorthStar is more dependent on, and exposed to, changes in the local economy than competitors who serve a number of geographic markets. King County, where Seattle is located, is the state’s largest population center, home to approximately half of all Washingtonians. The population grew more than 15% in the last decade.
     Competition. The community banking business is highly competitive. NorthStar Bank competes primarily with other commercial banks, as well as savings and loan associations, finance companies, and credit unions. NorthStar Bank’s major commercial bank competitors are super-regional diversified financial institutions headquartered outside the state of Washington, such as Bank of America, Wells Fargo Bank, U.S. Bank and Washington Mutual. Deposits at these institutions represent a significant majority of total statewide commercial bank deposits. The major commercial banks have competitive advantages over NorthStar in that they have higher lending limits and are able to offer statewide facilities and services that NorthStar Bank does not offer. To a lesser extent, NorthStar Bank also competes with several locally headquartered community banks.
     Facilities. NorthStar operates out of its main and branch office which is leased, located at 5602 15th Avenue N.W., Seattle, Washington. It was originally constructed in 1955 with 7,407 square feet. NorthStar’s other offices are located at 601 North 34th Street, Suite B, Seattle, Washington, with approximately 1,768 square feet, and 10917 Canyon Road East, Puyallup, Washington, with approximately 925 square feet. NorthStar’s leases for these facilities expire February 1, 2012, December 1, 2006, and April 31, 2007, respectively.
     Employees. As of October 31, 2005, NorthStar and its subsidiaries had a total of 31 full-time equivalent employees. None of NorthStar’s employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.
     Legal Proceedings. There are no threatened or pending legal proceedings against NorthStar which, if determined adversely, would, in the opinion of management, have a material adverse effect on the business or financial position of NorthStar.
VOTING SECURITIES OF NORTHSTAR AND
PRINCIPAL HOLDERS
     The following table sets forth, as of October 31, 2005, information as to the shares of NorthStar common stock beneficially owned by each person who, to the knowledge of NorthStar, is the owner of more than 5% of the outstanding shares of NorthStar common stock, by NorthStar’s chief executive officer and four other most highly compensated executive officers during 2004 (if their annual compensation exceeded $100,000) and each director of NorthStar, and by the executive officers and directors of NorthStar as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

	Number of Common
	Shares Beneficially
Name	Owned(1)		Percentage of Shares*
Executive Officers:
Ellen M. Sas**	36,432	(2)	4.04%
Duane Oord	12,664	(2)	1.41%
Eric D. Jensen	2,477		.27%

Directors:
John H. “Jack” Dills	45,661	(2)	5.07%
Charlene E. Iverson	14,586	(2)	1.62%
A. O. Nordheim	90,338	(2)	10.03%
John P. Patterson	11,464	(2)	1.27%
Michael C. Slattery	100,304	(2))	11.13%

5% Shareholder:
George Neffner	163,022		18.09%

All current executive officers, directors and 5% shareholders as a group (9 persons)	476,949		52.93%

*	Based on 830,545 shares outstanding, plus his or her share of the 117,142 stock options granted to NorthStar’s directors, officers and employees, assuming the exercise of his or her outstanding options that are exercisable within 60 days of October 31, 2005.

**	Ms. Sas also serves as chairman of the board of directors of NorthStar.

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any share of NorthStar common stock if he or she has voting and/or investment power with respect to such security. The table includes shares owned by spouses, other immediate family members and trusts, shares held in retirement accounts or funds for the benefit of the named individuals and other forms of ownership, over which shares the persons named in the table possess voting and/or investment power.

(2)	Includes shares issuable upon the exercise of options that are exercisable within 60 days after October 31, 2005, as follows: John H. Dills (7,113 shares); Charlene E. Iverson (4,334 shares); A. O. Nordheim (5,592 shares); Duane M. Oord (12,664 shares); John P. Patterson (1,592 shares); Ellen M. Sas (26,012 shares); Michael C. Slattery (6,420 shares); and for all executive officers, directors and 5% shareholders as a group (63,727 shares).
DESCRIPTION OF FRONTIER CAPITAL STOCK
     Frontier is authorized to issue 100,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, none of which have been issued. Frontier common stock is listed for trading on the Nasdaq National Market under the symbol “FTBK.” Each share of Frontier common stock has the same relative rights and is identical in all respects with every other share of Frontier common stock. The following summary is not a complete description of the applicable provisions of Frontier’s articles of incorporation and bylaws or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”
Common Stock
     Voting Rights. The holders of Frontier common stock possess exclusive voting rights in Frontier. Each holder of Frontier common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Frontier common stock. Holders of shares of Frontier common stock are not entitled to cumulate votes for the election of directors.
     Dividends. The holders of Frontier common stock are entitled to such dividends as the Frontier Board may declare from time to time out of funds legally available therefor. Dividends from Frontier depend upon the receipt by Frontier of dividends from its subsidiaries because Frontier has no source of income other than dividends from its subsidiaries.
     Liquidation. In the event of liquidation, dissolution or winding up of Frontier, the holders of shares of Frontier common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities of Frontier.
     Other Characteristics. Holders of Frontier common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of Frontier common stock which may be issued. Therefore, the board of directors of Frontier may authorize the issuance and sale of shares of common stock of Frontier without first offering them to existing shareholders of Frontier. Frontier common stock is not subject to any redemption or sinking fund provisions. The outstanding shares of Frontier common stock are, and the shares to be issued in the merger will be, fully paid and non-assessable.
Preferred Stock
     Frontier’s board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and voting powers, preferences, and relative, participation, optional or other special rights, and qualifications, limitations or restrictions of each series, all without any vote or other action on the part of the holders of Frontier common stock. Frontier can issue shares of preferred stock at any time in any amount, provided that not more than 10,000,000 shares of preferred stock are outstanding at any one time. No preferred shares have been issued by Frontier. Shares of Frontier common stock would, however, be subject to the rights of holders of Frontier preferred stock, if and when issued.
COMPARISON OF SHAREHOLDERS’ RIGHTS
     Frontier and NorthStar are incorporated under the laws of the state of Washington and, accordingly, the rights of their respective shareholders are governed by their articles of incorporation, bylaws, and the Washington Business Corporation Act (“WBCA”).
     Upon consummation of the merger, shareholders of NorthStar will become shareholders of Frontier and, as such, their rights will be governed by Frontier’s articles of incorporation, its bylaws, and the WBCA. The following is a summary of material differences between the rights of a Frontier shareholder under Frontier’s articles of incorporation and bylaws, and the rights of a NorthStar shareholder under NorthStar’s articles of incorporation and bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation. See “Where You Can Find More Information.”
Preferred Stock
     Frontier. Frontier’s board of directors can at any time, under Frontier’s articles of incorporation, and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of Frontier through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring Frontier management could stop a takeover by preventing the person trying to take control of Frontier from acquiring enough voting shares necessary to take control.
     NorthStar. NorthStar’s articles of incorporation do not provide for the issuance of any preferred stock.
Board of Directors
     Frontier. Frontier’s articles of incorporation provide that its board of directors shall consist of not less than five nor more than twenty-five members. Frontier’s board of directors currently consists of eleven members.
     NorthStar. NorthStar’s articles of incorporation provide that its board of directors shall consist of not less than five nor more than fifteen members. NorthStar’s board of directors currently consists of six members.
Classification of Directors
     Frontier. Frontier’s articles of incorporation provide that the board of directors will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.
     NorthStar. NorthStar’s articles of incorporation do not provide for a staggered board.
Removal of Directors
     Frontier. Frontier’s articles of incorporation provide that any director or the entire board of directors may be removed only for cause by the affirmative vote of the holders of two-thirds (2/3) of the total votes eligible to be cast at a meeting called expressly for such purpose. These supermajority and cause requirements make it difficult for a person or entity to acquire control of Frontier’s board of directors through director elections.
     NorthStar. NorthStar’s articles of incorporation do not provide that directors may only be removed for cause. NorthStar’s bylaws provide that directors may be removed, with or without cause, by the majority vote of the shareholders.
Special Meetings of Shareholders
     Frontier. Frontier’s bylaws provide that special meetings of shareholders may be called only by the chairman of the board, vice chairman, chief executive officer, president, the board of directors, or holders of not less than 10% of the outstanding shares entitled to vote at the meeting. This restriction on who may call a special meeting of shareholders may deter hostile takeovers of Frontier by making it more difficult for a person or entity to call a special meeting of shareholders for the purpose of considering an acquisition proposal or related matters.
     NorthStar. NorthStar’s bylaws provide that special meetings of the shareholders may be called by the president, the board of directors, or by holders of not less than 25% of the outstanding capital stock of NorthStar entitled to vote at the meeting.
Nomination of Director Candidates and Other Shareholder Proposals
     Frontier. Frontier’s articles of incorporation provide detailed procedures that must be strictly complied with in order for shareholder nominations of candidates for directors or shareholder proposals to be considered at a shareholders’ meeting. These procedures include providing a specific form of notice to Frontier of such proposals or nominees generally not more than 150 days prior to the annual meeting and not less than 10 days after the company’s first public announcement of the date of such meeting, and not more than 150 days prior to such meeting nor less that the later of 120 days prior to such meeting or 10 days after the company’s first public announcement of the date of such meeting and the board’s nominees to be elected at such meeting, for any shareholder nomination for a special meeting. Failure to comply with these procedural requirements will preclude such nominations or new business from being considered at the meeting. These procedures make it more difficult for a shareholder to oppose the board’s nominees or proposals, and to introduce competing nominees or proposals, at meetings of shareholders.
     NorthStar. NorthStar’s articles of incorporation generally permit any shareholder to nominate director candidates, by delivery of written notice to the chairman not less than 14 days nor more than 60 days prior to any annual or special meeting called for the election of directors, or if less than 21 days’ notice of such meeting is given, then not less than 7 days after the notice of meeting was mailed, in order for shareholder nominations of candidates for directors to be considered at a shareholders’ meeting.
Indemnification of Officers and Directors and Limitation of Liability
     Frontier. Pursuant to Frontier’s bylaws, Frontier will, to the fullest extent permitted by the WBCA, indemnify the directors and officers of Frontier and persons serving as directors or officers of another company (such as Frontier Bank) at Frontier’s request, with respect to expenses, settlements, judgments and fines in suits in which such person was made a party by reason of the fact that he or she is or was a director or officer, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation commonly referred to as a derivative action. No such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. In addition, Frontier’s articles of incorporation provide that the directors of Frontier shall not be personally liable for monetary damages to Frontier for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their duties.
     NorthStar. Pursuant to NorthStar’s articles of incorporation, NorthStar will, to the fullest extent permitted by the WBCA, indemnify the directors of NorthStar, with respect to expenses, settlements, judgments and fines in suits in which such person was made a party by reason of the fact that he or she is or was a director of NorthStar, including indemnification for payments in settlement of actions brought against a director in the name of the corporation commonly referred to as a derivative action. No such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally receives a benefit to which he or she was not entitled. In addition, NorthStar’s articles of incorporation provide that the directors of NorthStar shall not be liable for monetary damages to NorthStar for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization of illegal distributions to shareholders or loans to directors, or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bring a lawsuit against directors for a breach of their duties.
Amendment of Articles of Incorporation and Bylaws
     Frontier. Frontier’s articles of incorporation may generally be amended by the vote of the holders of a majority of the outstanding shares of Frontier common stock. Frontier’s bylaws may be amended by the vote of two-thirds of the board of directors or by the holders of a majority of shares.
     NorthStar. NorthStar’s articles of incorporation may generally be amended by the vote of a majority of the shares eligible to be cast at a meeting of the shareholders; provided, however, that a two-thirds vote of disinterested shareholders is required to amend or repeal the fair price provision of NorthStar’s articles described below. NorthStar’s bylaws may be amended by the board of directors or by the holders of a majority of shares.
Approval of Mergers, Sale of Substantially All Assets, Tender Offers and Business Combinations
     Frontier. Unlike NorthStar, Frontier’s articles of incorporation do not contain any special business combination or fair price provisions.
     NorthStar. NorthStar’s articles of incorporation include a fair price provision that generally requires any merger, sale or similar transaction with a 20% shareholder or his affiliate to be approved by a two-thirds vote of the disinterested shareholders unless the transaction has either been approved by a majority of the disinterested directors of the company or a majority of such directors has determined that the fair market value of the consideration to be received by non-interested shareholders for shares of any class of which shares are owned by any interested shareholder is not less than the highest fair market value of the consideration paid by any interested shareholder in acquiring shares of the same class within 24 months of the proposed transaction.
     NorthStar’s articles also require its board of directors to consider all relevant factors when evaluating certain business combinations or a tender or exchange offer, including the social and economic effects of the transaction on NorthStar’s community and its employees, customers, suppliers and other constituents.
LEGAL OPINIONS
     The validity of the Frontier common stock to be issued in the merger is being passed upon for Frontier by Keller Rohrback L.L.P., Everett, Washington. Keller Rohrback, L.L.P. will also deliver an opinion concerning certain federal income tax consequences of the merger.

EXPERTS
     The consolidated financial statements of Frontier Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and for the three years then ended December 31, 2004, and for the nine-month period ended September 30, 2005 have been incorporated by reference herein in reliance upon the report of Moss Adams LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
OTHER MATTERS
     The NorthStar board is not aware of any business to come before the NorthStar special meeting other than those matters described above in this proxy statement/prospectus. However, if any other matters should properly come before the NorthStar special meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.
WHERE YOU CAN FIND MORE INFORMATION
Frontier
     Frontier files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC” or the “Commission”). You may read and copy such reports, statements and information at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, materials filed by Frontier are available for inspection at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. Reports, proxy statements and other information filed by Frontier are also available on the Internet at the Commission’s website at “http://www.sec.gov.”
     Frontier has filed a registration statement on Form S-4 to register with the SEC the shares of Frontier to be issued to NorthStar shareholders. This proxy statement/prospectus is part of the registration statement and constitutes a prospectus of Frontier and a proxy statement for NorthStar for the special meeting. As allowed by the SEC, this proxy statement/prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.
     The SEC allows Frontier to “incorporate by reference” information into this proxy statement/prospectus, which means that Frontier can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus. This prospectus incorporates by reference the following documents that Frontier has filed with the SEC:
     1. Frontier’s annual report on Form 10-K for the year ended December 31, 2004, as amended;
     2. Frontier’s quarterly report on Form 10-Q for the period ended March 31, 2005;
     3. Frontier’s quarterly report on Form 10-Q for the period ended June 30, 2005;
     4. Frontier’s quarterly report on Form 10-Q for the period ended September 30, 2005;

     5. Frontier’s proxy statement, dated March 14, 2005 for its annual meeting of shareholders held on April 20, 2005 that has been incorporated by reference in the 2004 Frontier Form 10-K;
     6. Frontier’s current report on Form 8-K filed on January 21, 2005;
     7. Frontier’s current report on Form 8-K filed on February 23, 2005;
     8. Frontier’s two current reports on Form 8-K filed on April 21, 2005;
     9. Frontier’s current report on Form 8-K filed on May 20, 2005;
     10. Frontier’s current report on Form 8-K filed on July 21, 2005;
     11. Frontier’s current report on Form 8-KA filed on September 14, 2005, which includes Frontier’s written communications filed pursuant to rule 425 and a copy of the merger agreement;
     12. Frontier’s current report on Form 8-K filed on October 21, 2005;
     13. Frontier’s current report on Form 8-K filed on November 1, 2005; and
     14. Frontier’s current report on Form 8-K filed on November 14, 2005.
     Frontier incorporates by reference additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date of the special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.
     This proxy statement/prospectus incorporates by reference important business and financial information about Frontier that is not included with these documents. This information is available without charge to NorthStar shareholders upon written or oral request to: Carol E. Wheeler, Chief Financial Officer, Frontier Financial Corporation, 332 S.W. Everett Mall Way, P.O. Box 2215, Everett, Washington 98201 (telephone number (425) 514-0700). Shareholders must request this information no later than                     , 2005, to assure receipt before the special meeting.
NorthStar
     NorthStar Bank files call reports and other financial information with the Federal Deposit Insurance Corporation (FDIC), as required by federal banking regulations. You may read and copy these reports and other information at the offices of the FDIC located at 550 17th Street NW, Room F-6043, Washington, D.C. 20429, by calling (202) 898-8913, or by fax to (202) 898-3909.
     Frontier has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Frontier and Frontier Bank. NorthStar has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to NorthStar and NorthStar Bank.

APPENDIX A — AGREEMENT AND PLAN OF MERGER

Appendix A	A-1

APPENDIX B — DISSENTERS’ RIGHTS UNDER THE WASHINGTON BUSINESS CORPORATION ACT
Chapter 13 of the Washington Business Corporation Act
RCW 23B.13.010 Definitions. As used in this chapter:
     (1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
     (2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.
     (3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
     (4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
     (5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
     (6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
     (7) “Shareholder” means the record shareholder or the beneficial shareholder.
RCW 23B.13.020 Right to dissent.
          (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
          (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;
          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
          (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

Appendix B	B-1

          (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or
          (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
     (2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.
     (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:
          (a) The proposed corporate action is abandoned or rescinded;
          (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or
          (c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.
RCW 23B.13.030 Dissent by nominees and beneficial owners.
     (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.
     (2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:
          (a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and
          (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

Appendix B	B-2

RCW 23B.13.200 Notice of dissenters’ rights.
     (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.
     (2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.
RCW 23B.13.210 Notice of intent to demand payment.
     (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.
     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.
RCW 23B.13.220 Dissenters’ rights—Notice.
     (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.
     (2) The notice must be sent within ten days after the effective date of the corporate action, and must:
          (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
          (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
          (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;
          (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and
          (e) Be accompanied by a copy of this chapter.

Appendix B	B-3

RCW 23B.13.230 Duty to demand payment.
     (1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.
     (2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.
     (3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.
RCW 23B.13.240 Share restrictions.
     (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.
     (2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.
RCW 23B.13.250 Payment.
     (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.
     (2) The payment must be accompanied by:
          (a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
          (b) An explanation of how the corporation estimated the fair value of the shares;
          (c) An explanation of how the interest was calculated;
          (d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and
          (e) A copy of this chapter.
RCW 23B.13.260 Failure to take action.
     (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

Appendix B	B-4

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.
RCW 23B.13.270 After-acquired shares.
     (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
     (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.
RCW 23B.13.280 Procedure if shareholder dissatisfied with payment or offer.
     (1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:
          (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;
          (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or
          (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.
     (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.
RCW 23B.13.300 Court action.
     (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
     (2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation

Appendix B	B-5

is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
     (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.
     (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
     (6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.
RCW 23B.13.310 Court costs and counsel fees.
     (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.
     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
          (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or
          (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.
     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Appendix B	B-6

APPENDIX C — FAIRNESS OPINION OF SANDLER O’NEILL & PARTNERS, L.P.
DRAFT
September 12, 2005
Board of Directors
NorthStar Financial Corporation
5602 15th Avenue, N.W.
Seattle, WA 98107
Ladies and Gentlemen:
     NorthStar Financial Corporation (“NorthStar”) and Frontier Financial Corporation (“Frontier”) have entered into an Agreement and Plan of Merger, dated as of September 12, 2005 (the “Agreement”), pursuant to which NorthStar will be merged with and into Frontier (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of NorthStar common stock, no par value, (the “NorthStar Common Stock”) issued and outstanding immediately prior to the Merger, other than certain shares specified in the Agreement, will be converted into the right to receive 1.754 shares (the “Exchange Ratio”) of common stock, no par value, of Frontier (the “Frontier Common Stock”), subject to certain adjustments. Any outstanding options to purchase NorthStar Common Stock will be converted into options to purchase Frontier Common Stock. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of NorthStar Common Stock.
     Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of NorthStar that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Frontier that we deemed relevant; (iv) internal financial projections for NorthStar for the year ending December 31, 2005 prepared by and reviewed with management of NorthStar and estimates of net income growth for the subsequent years furnished by and discussed with senior management of NorthStar; (v) internal financial projections for Frontier for the year ending December 31, 2005 prepared by and reviewed with management of Frontier, estimates of earnings per share growth for subsequent years furnished by and discussed with senior management of Frontier and earnings per share estimates for Frontier for the years ending December 31, 2005 and 2006 published by Thomson First Call; (vi) the pro forma financial impact of the Merger on Frontier, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of NorthStar and Frontier; (vii) the relative contributions of assets, liabilities, equity and earnings of NorthStar and Frontier to the resulting institution;

Appendix C	C-1

(viii) the publicly reported historical price and trading activity for Frontier’s common stock, including a comparison of certain financial and stock market information for Frontier with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of NorthStar the business, financial condition, results of operations and prospects of NorthStar and held similar discussions with certain members of senior management of Frontier regarding the business, financial condition, results of operations and prospects of Frontier.
     In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by NorthStar or Frontier or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of NorthStar and Frontier that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of NorthStar or Frontier or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of NorthStar or Frontier nor have we reviewed any individual credit files relating to NorthStar or Frontier. We have assumed, with your consent, that the respective allowances for loan losses for both NorthStar and Frontier are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the internal financial projections for NorthStar and Frontier and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of NorthStar and Frontier and used by Sandler O’Neill in its analyses, the managements of NorthStar and Frontier confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of NorthStar and Frontier and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in NorthStar’s or Frontier’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that NorthStar and Frontier will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice NorthStar has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.
     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to

Appendix C	C-2

what the value of Frontier’s common stock will be when issued to NorthStar’s shareholders pursuant to the Agreement or the prices at which NorthStar’s or Frontier’s common stock may trade at any time.
     We have acted as NorthStar’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. NorthStar has also agreed to indemnify us against certain liabilities arising out of our engagement. As you are aware, we have provided certain other investment banking services to NorthStar in the past and have received compensation for such services. Additionally, as we have advised you, in the past we have provided certain investment banking services to Frontier and may provide additional investment banking services to Frontier in the future for which we may receive compensation. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to NorthStar and Frontier and their affiliates. We may also actively trade the debt and/or equity securities of NorthStar and Frontier and their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
     Our opinion is directed to the Board of Directors of NorthStar in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of NorthStar as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness of the Exchange Ratio to NorthStar shareholders from a financial point of view and does not address the underlying business decision of NorthStar to engage in the Merger, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for NorthStar or the effect of any other transaction in which NorthStar might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.
     Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the holders of NorthStar Common Stock from a financial point of view.
Very truly yours,

Appendix C	C-3

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers
     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (“WBCA”) contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advance of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.
     Pursuant to Frontier’s articles of incorporation, Frontier will, to the fullest extent permitted by the WBCA, reimburse and indemnify the directors and officers of Frontier, its subsidiaries and affiliates for expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with any legal action, suit or proceeding by reason of the fact that such person is or was a director or officer, except (a) if the acts or omissions of the person are adjudged to be in violation of law, (b) if such person is liable to the corporation for an unlawful distribution, or (c) if such person personally received a benefit to which he or she was not entitled. In addition, Frontier’s articles of incorporation provide that the directors of Frontier shall not be personally liable for monetary damages to Frontier for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors.
Item 21. Exhibits and Financial Statement
(a) Exhibits

Exhibit Number	Description of Document
2	Agreement and plan of mergers dated September 12, 2005, by and among Frontier Financial Corporation, Frontier Bank, NorthStar Financial Corporation and NorthStar Bank.

3.1	Articles of incorporation of registrant are incorporated herein by reference to appendix A to the registrant’s definitive proxy statement on Schedule 14A filed on March 20, 1998 (File No. 000-15540).

3.2	Bylaws of registrant are incorporated herein by reference to exhibit 3(ii) to Form 10-Q filed on October 29, 2003.

5	Opinion of Keller Rohrback L.L.P. regarding legality of securities.

8	Opinion of Keller Rohrback L.L.P. regarding federal income tax consequences.

10.1	Form of director’s agreement of NorthStar directors (incorporated by reference to appendix A to the proxy statement/prospectus in this registration statement).

10.2	Form of voting agreement of NorthStar directors (incorporated by reference to appendix A to the proxy statement/prospectus in this registration statement).

10.3	Non-competition/non-solicitation agreement of Ellen M. Sas with Frontier.

10.4	Non-competition/non-solicitation agreement of Duane M. Oord with Frontier.

23.1	Consent of Keller Rohrback L.L.P. (contained in its opinion filed as exhibit 5).

Exhibit Number	Description of Document
23.2	Consent of Keller Rohrback L.L.P. as to its tax opinion (contained in its opinion filed as exhibit 8).

23.3	Consent of Moss Adams LLP, Frontier Financial Corporation’s independent registered public accounting firm.

23.4	Consent of Sandler O’Neill Partners, L.P., NorthStar’s financial advisor.

24	Power of attorney (contained in the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of NorthStar .
     (b) Financial Statement Schedules
Not applicable.
     (c) Reports, Opinions or Appraisals
Opinion of Sandler O’Neill Partners, L.P. (incorporated by reference to appendix C to the proxy statement/prospectus).
Item 22. Undertakings
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
           The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.
SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Everett, State of Washington on November 30, 2005.

FRONTIER FINANCIAL CORPORATION
By:	/s/ Michael J. Clementz
Michael J. Clementz
President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of FRONTIER FINANCIAL CORPORATION does hereby constitute and appoint MICHAEL J. CLEMENTZ and CAROL E. WHEELER, and each of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a registration statement on Form S-4 of Frontier Financial Corporation, and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or the substitutes for such attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael J. Clementz Michael J. Clementz	Director, President and Chief Executive Officer	November 30, 2005
/s/ Carol E. Wheeler Carol E. Wheeler	Chief Financial Officer (Principal Financial and Accounting Officer)	November 30, 2005
/s/ George E. Barber George E. Barber	Director	November 30, 2005
/s/ Lucy DeYoung Lucy DeYoung	Director	November 30, 2005
/s/ John J. Dickson John J. Dickson	Director	November 30, 2005
/s/ Robert J. Dickson Robert J. Dickson	Chairman of the Board	November 30, 2005
/s/ Edward H. Hansen Edward H. Hansen	Director and Secretary of the Board	November 30, 2005
/s/ William H. Lucas William H. Lucas	Director	November 30, 2005

/s/ James H. Mulligan James H. Mulligan	Director	November 30, 2005
/s/ William J. Robinson William J. Robinson	Director	November 30, 2005
/s/ Edward C. Rubatino Edward C. Rubatino	Director	November 30, 2005
/s/ Darrell J. Storkson Darrell J. Storkson	Director	November 30, 2005
/s/ Mark O. Zenger Mark O. Zenger	Director	November 30, 2005

EXHIBIT INDEX

Exhibit Number	Description of Document
2	Agreement and plan of mergers dated September 12, 2005, by and among Frontier Financial Corporation, Frontier Bank, NorthStar Financial Corporation and NorthStar Bank.

3.1	Articles of incorporation of registrant are incorporated herein by reference to appendix A to the registrant’s definitive proxy statement on Schedule 14A filed on March 20, 1998 (File No. 000-15540).

3.2	Bylaws of registrant are incorporated herein by reference to exhibit 3(ii) to Form 10-Q filed on October 29, 2003.

5	Opinion of Keller Rohrback L.L.P. regarding legality of securities.

8	Opinion of Keller Rohrback L.L.P. regarding federal income tax consequences.

10.1	Form of director’s agreement of NorthStar directors (incorporated by reference to appendix A to the proxy statement/prospectus in this registration statement).

10.2	Form of voting agreement of NorthStar directors (incorporated by reference to appendix A to the proxy statement/prospectus in this registration statement).

10.3	Non-competition/non-solicitation agreement of Ellen M. Sas with Frontier.

10.4	Non-competition/non-solicitation agreement of Duane M. Oord with Frontier.

23.1	Consent of Keller Rohrback L.L.P. (contained in its opinion filed as exhibit 5).

23.2	Consent of Keller Rohrback L.L.P. as to its tax opinion (contained in its opinion filed as exhibit 8).

23.3	Consent of Moss Adams LLP, Frontier Financial Corporation’s independent registered public accounting firm.

23.4	Consent of Sandler O’Neill Partners, L.P., NorthStar’s financial advisor.

24	Power of attorney (contained in the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of NorthStar .